CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
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ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
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(212) 225-2000
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(212) 225-3999
WWW.CLEARYGOTTLIEB.COM

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

BANK OF CHINA TOWER
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HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2014

October 29, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases setting forth and discussing: (i) its financial results for the third quarter of 2004, dated October 25, 2004, and (ii) its reported net income in the third quarter of 2004, dated October 25, 2004

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Justo A. Chamas

dlw 11/3

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

MÉXICO DF, A 25 DE OCTUBRE DE 2004. **GRUPO FINANCIERO BBVA BANCOMER REPORTÓ RESULTADOS PARA LOS PRIMEROS NUEVE MESES DE 2004 CON IMPORTANTES CRECIMIENTOS EN LOS NIVELES DE ACTIVIDAD COMERCIAL Y CON UN INCREMENTO DEL 19.1% EN LA UTILIDAD OPERATIVA**

- Crecimiento del 22% en la cartera gestionable, pasando de $126,185 millones de pesos a $153,439 millones de pesos en los últimos doce meses.
- Durante el 2004 se han colocado más de un millón de tarjetas de crédito, más de 360 mil créditos al consumo y cerca de 25 mil créditos auto.
- Apuesta definitiva de Bancomer por el mercado hipotecario triplicando el número de hipotecas otorgadas durante el 2004, innovando en productos y entrando en el mercado de las sofoles. Todo ello buscando el beneficio de las familias mexicanas.
- La innovación en productos dirigidos a empresas medianas permitió ampliar la base de clientes y crecer en el crédito un 45% en los últimos doce meses.
- La cartera vencida alcanzó un monto de $4,671 millones de pesos, lo que significa una reducción de 52% en los últimos doce meses.
- Los depósitos de clientes alcanzaron los $353,920 millones de pesos lo que supone un crecimiento de 13% interanual.
- El 15 de julio de 2004 se alcanzó un acuerdo con el Instituto para la Protección al Ahorro Bancario (IPAB) para intercambiar los pagarés del Fondo Bancario de Protección al Ahorro (Fobaproa) por nuevas notas emitidas por el IPAB.
- La utilidad operativa crece un 19.1% en términos interanuales.

Bancomer ha tenido un año de intensa actividad comercial, apoyando el crecimiento económico a través del crédito, y el crecimiento del ahorro interno mediante la promoción de sus productos de inversión y captación.

CRÉDITO

En los últimos doce meses, Bancomer ha otorgado $27,254 millones de pesos en nuevos créditos impulsado por el consumo, que registró un incremento de $10,956 millones de pesos, las empresas con un aumento de $10,742 millones de pesos y las hipotecas con un crecimiento de $2,197 millones de pesos. Dentro del sector empresas, el 86% o $9,207 millones de pesos de los créditos otorgados fueron para empresas medianas, logrando un incremento de 45% y atendiendo un 38% más de clientes que hace doce meses.

Los volúmenes de actividad del negocio han sido crecientes, otorgando 1,092,290 tarjetas de crédito en 2004, cifra que incluye la emisión de 254,842 *Tarjetas Congeladas*, comparado con 563,446 en los primeros nueve meses de 2003, un crecimiento de 94%.

Asimismo, en 2004 se han otorgado 360,558 créditos personales incluyendo *Creditón Nómina* y 24,709 créditos para auto *Creditón Auto*, un crecimiento de 57% y 34%, respectivamente.

Por su parte, la cartera vencida a septiembre de 2004 mostró una reducción interanual de $5,136 millones de pesos, lo que se traduce en una disminución de 52% y en un índice de cartera vencida que alcanza un mínimo histórico de 2.4%.

CAPTACIÓN

En los últimos doce meses, la captación total a través de la red de sucursales (que incluye captación vista, captación a plazo y fondos de inversión) aumentó en $42,743 millones de pesos, alcanzando un saldo total de $427,703 millones de pesos, muy enfocado en los exitosos productos a la vista que registran un crecimiento de 19% en los últimos doce meses. Asimismo $353,920 millones de pesos, o el 83%, se concentra en vista y plazo, lo que significa un crecimiento de 13% comparado con septiembre de 2003.

INICIATIVAS ESTRATÉGICAS

En el tercer trimestre de 2004, Bancomer anunció la intención de adquisición de Hipotecaria Nacional, la Sofol hipotecaria más grande del mercado mexicano, por un valor de $375 millones de dólares. La integración de Hipotecaria Nacional duplica el inventario actual de hipotecas con las que cuenta Bancomer y le implicaría aproximadamente 26% del mercado privado de hipotecas en México.

Durante este mismo trimestre, se lanzó el producto "Cofinanciamiento Infonavit-Bancomer" dirigido a facilitar el financiamiento de vivienda media.

El pasado octubre, Bancomer lanzó la campaña *Garantías Bancomer*, un programa de calidad mediante el cual el cliente recibe "garantías de cumplimiento" a servicios específicos, un compromiso de largo plazo con nuestros clientes que abarca la garantía de responder a aclaraciones en el tiempo prometido o la devolución del importe reclamado; la garantía de alertar a clientes sin costo a su celular sobre cualquier operación en tarjeta de débito o crédito mayor a mil pesos; así como la garantía de protección contra robo, extravío, clonación y en Internet en todas las tarjetas de crédito Bancomer.

NEGOCIOS NO BANCARIOS

La contribución de los negocios no bancarios a la utilidad neta del Grupo en los primeros nueve meses de 2004 fue de 18%, lo que los mantiene como una fuente de ingresos importante.

Afore Bancomer registró activos en administración al cierre de septiembre de 2004 de $94,284 millones de pesos, 9% más que a la misma fecha del año anterior, traduciéndose en una participación de mercado de 21%. El número de afiliados registrados al cierre de septiembre de 2004 fue de 4.3 millones.

Seguros Bancomer emitió primas de seguros a través de la red bancaria por un total de $1,801 millones de pesos en los primeros nueve meses de 2004, 12% más que en el mismo período de 2003. A junio de 2004, las primas devengadas le otorgaron a Seguros Bancomer una participación de mercado de bancaseguros de 33%.

En 2004, se han emitido 949,134 pólizas de seguro de auto, 1,625,433 seguros de vida y 314,088 seguros de hogar.

Bancomer Transfer Services sigue incrementando el envío de remesas, principalmente de Estados Unidos a México, habiendo procesado 13 millones de transacciones en el período de enero a septiembre de 2004, 15% más que en los primeros nueve meses de 2003. Con esto, los fondos transferidos alcanzaron $4,880 millones de dólares en los primeros nueve meses de 2004, 17% superiores al mismo lapso de 2003.

La administradora de fondos **Bancomer Gestión** registró activos en administración de $73,783 millones de pesos a septiembre de 2004, manteniendo el primer lugar en fondos de inversión de renta fija con 22% del mercado.

RESULTADOS FINANCIEROS

El **ingreso financiero neto antes de resultado por posición monetaria** se ubicó en $18,143 millones de pesos, un crecimiento de 14% o $2,267 millones de pesos, al comparar el período de enero a septiembre de 2004, con el mismo período del año anterior, en un entorno donde la tasa de interés promedio de referencia bancaria (TIIE a 28 días) se redujo 5.9%. Con lo anterior, el índice de margen financiero neto antes de resultado por posición monetaria fue de 5.3% para los primeros nueve meses de 2004, superior a 4.9% alcanzado en el mismo período de 2003.

El **ingreso por servicios** en los nueve primeros meses de 2004 creció 5% comparado con el del mismo período de 2003, alcanzando $11,002 millones de pesos. El crecimiento en este rubro se debe a un mayor número de transacciones realizadas por clientes, las cuales incrementaron de casi 876 mil en los primeros nueve meses de 2003 a más de 982 mil en los primeros nueve meses de 2004.

Los **gastos** de administración y promoción registraron un total de $14,956 millones de pesos para los nueve primeros meses de 2004, un incremento de 4% contra el mismo período de 2003, debido a la inversión requerida para campañas publicitarias y de promoción que permitieron crecer la actividad del negocio.

La **utilidad neta** para los primeros nueve meses de 2004 fue de $4,697 millones de pesos debido al cargo de $2,136 millones de pesos relacionado con el acuerdo con el IPAB. Sin dicho cargo extraordinario, la utilidad neta habría sido de $6,858 millones de pesos, lo cual supondría un crecimiento interanual de 19.9%.

BBVA Bancomer

Grupo Financiero BBVA Bancomer			
ACTIVIDAD Millones de pesos	**Sep-03**	**Sep-04**	**Var %**
Cartera de consumo vigente	24,197	35,153	45.3%
Cartera comercial en pesos vigente sin fideicomisos UDIs	32,236	44,914	39.3%
Cartera de vivienda vigente sin fideicomisos UDIs	10,781	12,978	20.4%
Cartera de gobierno vigente sin fideicomisos UDIs	19,636	24,802	26.3%
Cartera total vigente sin fideicomisos UDIs	126,185	153,439	21.6%
Captación total en red	384,960	427,703	11.1%

BALANCE GENERAL Millones de pesos	**Sep-03**	**Sep-04**	**Var %**
Activo total	494,577	500,591	1.2%
Pasivo total	427,023	432,946	1.4%
Capital contable	67,554	67,645	0.1%

ESTADO DE RESULTADOS Millones de pesos	**9M03**	**9M04**	**Var %**
Margen financiero antes de resultado por posición monetaria	15,876	18,143	14.3%
Margen financiero ajustado por riesgos crediticios	12,721	16,120	26.7%
Ingreso por servicios	10,498	11,002	4.8%
Resultado por intermediación	824	-637	n.a.
Ingresos totales de la operación	24,043	26,485	10.2%
Gastos de administración y promoción	-14,366	-14,956	4.1%
Resultado de la operación	9,677	11,529	19.1%
Utilidad neta	5,720	4,697	-17.9%
Utilidad neta excluyendo pago a Fobaproa	5,720	6,858	19.9%

INDICADORES DEL NEGOCIO	**9M03**	**9M04**
INDICADORES DE RENTABILIDAD		
Margen financiero neto antes de resultado por posición monetaria	4.9%	5.3%
Indice de eficiencia sin intermediación	54.1%	51.6%
CAPITALIZACION		
Capital básico	13.5%	12.5%
Capital total	15.8%	14.3%

Grupo Financiero BBVA Bancomer (BBVA Bancomer) es una institución financiera con importante presencia en México en los negocios de banca múltiple, fondos de pensión, fondos de inversión, seguros y envíos de dinero. Su principal actividad la realiza a través de BBVA Bancomer (Bancomer), subsidiaria bancaria líder en México en términos de activos, depósitos, cartera de crédito y número de sucursales, cuyo modelo de negocios consiste en una distribución segmentada por tipo de cliente con una filosofía de control de riesgo y un objetivo de crecimiento y rentabilidad a largo plazo. BBVA Bancomer trabaja por un futuro mejor para las personas, ofreciendo a su clientela una relación de beneficio mutuo, servicio proactivo, asesoramiento y soluciones integrales. BBVA Bancomer es una empresa controladora filial de Banco Bilbao Vizcaya Argentaria (BBVA), quien posee al menos el 98.88% de las acciones de BBVA Bancomer. BBVA es uno de los grupos financieros más grandes de la Zona Euro en términos de capitalización de mercado, con una elevada solvencia y rentabilidad que tiene presencia en 35 países del mundo con 86,791 empleados, 35 millones de clientes y 6,968 oficinas.

Resultados tercer trimestre de 2004

BBVA Bancomer

MEXICO CITY, OCTOBER 25, 2004. **GRUPO FINANCIERO BBVA BANCOMER REPORTED SIGNIFICANT GROWTH IN COMERCIAL ACTIVITY FOR THE NINE MONTHS OF 2004 AND 19.1% INCREASE IN OPERATING INCOME**

- Total performing consumer loans soared 22%, from $126,185 million pesos to $153,439 million pesos in the past twelve months.
- More than a million credit cards, 360 thousand personal loans and close to 25 thousand auto loans have been originated during 2004.
- Bancomer's decisive step in the mortgage business so far in 2004 is reflected by the origination of mortgages that were three times the number those registered in the same period of 2003, product innovation and entering the Sofoles market. All of which, have been focused in benefiting the Mexican families.
- Commercial lending owed to middle-market lending grew 45% over the past twelve months as did the number of clients, thanks to new products offered to the sector.
- Non-performing loans dropped 52% over the past twelve months reaching $4,671 million pesos.
- Branch deposits increased 13% over the past year totaling $353,920 million pesos.
- On July 15, 2004 Grupo Financiero BBVA Bancomer reached an agreement with the Instituto para la Protección al Ahorro Bancario (IPAB) to exchange promissory notes issued by the Fondo Bancario de Protección al Ahorro (Fobaproa) for IPAB notes.
- Operating income grew 19.1% over the past twelve months.

Bancomer has lived a year of intense commercial activity, favoring economic growth through lending, and increasing internal savings through investment and branch deposit promotions.

LOANS

Over the past twelve months, Bancomer has granted $27,254 million pesos in new loans. The strongest contribution comes from consumer lending that reported an increase of $10,956 million pesos, commercial lending growing $10,742 million pesos and mortgages increasing $2,197 million pesos. In the commercial sector, 86% of loans granted or $9,207 million pesos owed to middle-market lending, growing 45% and servicing 38% more customers over the past twelve months.

Business volumes have increased, granting 1,092,290 credit cards, including 254,842 *Tarjetas Congeladas* so far in 2004, compared to 563,446 issued in the first nine months of 2003, a 94% increase.

Likewise, 360,558 personal loans, including *Creditón Nómina*, and 24,709 auto loans *Creditón Auto* were granted so far in 2004, growing 57% and 34%, respectively.

In the other hand, as of September 2004 non-performing loans dropped $5,136 millions pesos over the past twelve months, decreasing 52% and reaching a 2.4% non-performing loan ratio over total loans excluding Fobaproa.

DEPOSITS

Over the past twelve months, total branch deposits (demand deposits, time deposits and mutual funds) increased $42,743 million pesos, reaching a total balance of $427,703 million pesos, mainly focused in successful products in demand deposits that reported a 19% growth over the past twelve months. Demand and term deposits totaled $353,920 million pesos, or 83% of total branch deposits which increased 13% compared to September 2003.

STRATEGIC INITIATIVES

During 3Q04, Bancomer reached an initial agreement to purchase Hipotecaria Nacional, this being the largest specialized entity in the Mexican mortgage business, for a total investment of USD $375 million. This transaction duplicates the current mortgage inventory of Bancomer, reaching 26% market share of private mortgage lending.

Also during this quarter, Bancomer launched a new mortgage product called "Cofinanciamiento Infonavit-Bancomer" directed toward the middle housing segment.

This past October, Bancomer started *Garantías Bancomer* campaign, a customer focused program in which the customer receives "Warranty Fulfillment" in specific services, a long term commitment with our clients that include the guarantee of a timely response or the applicable reimbursement, a guarantee to receive free alert messages in their cellular phones whenever a transaction over one thousand pesos is registered to their debit or credit card; as well as a protection guarantee including theft, loss, cloning or internet frauds for all of Bancomer's credit cards.

NON-BANKING BUSINESSES

Bancomer's non-banking businesses once again proved to be an important contribution to Group performance, providing 18.0% of net income for the first nine months of 2004.

Afore Bancomer registered $94,284 million pesos in assets under management as of September 2004, 9% increase over the past twelve months, and equivalent to 21% of the market share. Total affiliates reached 4.3 million as of September 2004.

Seguros Bancomer total premiums issued through the branch network reached $1,801 million pesos during the first nine months of 2004, 12% higher than 9M03. Accrued premiums gave Seguros Bancomer 33.3% of the bancassurance market as of June 2004.

In the first nine months of 2004, auto insurance premiums issued totaled 949,134, life insurance totaled 1,625,433 and home insurance totaled 314,088.

Bancomer Transfer Services transactions for the year amounted to 13 million, mainly due to the funds transferred from the US to Mexico, growing 15% in comparison to first nine months of 2003. Total transferred funds reached USD $4,880 million in 9M04, increasing 17% over the first nine months of 2003.

Bancomer Gestión reported $73,783 million pesos of assets under management, thus maintaining leadership in fixed-income mutual funds with 22% market share as of September 2004.

FINANCIAL RESULTS

Net interest income before monetary results was $18,143 million pesos in the first nine months of 2004, 14% higher or $2,267 million pesos higher than the same period of 2003, in a market where the average TIIE rate decreased 5.9% over the same period. Net interest margin before monetary result reached 5.3% for the first nine months of 2004, above 4.9% reported in the same period of 2003.

Net fee and commission income grew 5% for the first nine months of 2004 compared to the same period of 2003, reaching $11,002 million pesos. Higher fee income is the result of transaction growth, as the number of transactions totaled 876 thousand in the first nine months of 2003 compared to 982 thousand in the same period of 2004.

Non-interest expense was $14,956 million pesos for the first nine months of 2004, 4% higher than in the same period of 2003, geared toward marketing loan and deposit products which allowed growth in the business activity.

Net income reached $4,697 million pesos due to an extraordinary charge of $2,136 million pesos related to the agreement reached with IPAB. Excluding such payment, net income would have been $6,858 million pesos, 19.9% increase over the past twelve months.

BBVA Bancomer

Grupo Financiero BBVA Bancomer			
BUSINESS ACTIVITY Millions of pesos as of September 2004	**Sep-03**	**Sep-04**	**% Chg**
Performing consumer loans	24,197	35,153	45.3%
Performing commercial loans in pesos without UDI trusts	32,236	44,914	39.3%
Performing mortgage loans without UDI trusts	10,781	12,978	20.4%
Performing government loans without UDI trusts	19,636	24,802	26.3%
Total performing loans without UDI trusts	126,185	153,439	21.6%
Network deposits	384,960	427,703	11.1%

BALANCE SHEET Millions of pesos	**Sep-03**	**Sep-04**	**% Chg**
Total assets	494,577	500,591	1.2%
Total liabilities	427,023	432,946	1.4%
Equity	67,554	67,645	0.1%

INCOME STATEMENT Millions of pesos	**9M03**	**9M04**	**% Chg**
Net interest income before monetary result	15,876	18,143	14.3%
Net interest income after loan-loss provisions	12,721	16,120	26.7%
Fee and commission income	10,498	11,002	4.8%
Trading income	824	-637	n.a.
Total operating revenue	24,043	26,485	10.2%
Non-interest expense	-14,366	-14,956	4.1%
Operating income	9,677	11,529	19.1%
Net income	5,720	4,697	-17.9%
Net income excluding Fobaproa payment	5,720	6,858	19.9%

BUSINESS RATIOS	**9M03**	**9M04**
PROFITABILITY RATIOS		
Net interest margin before monetary result	4.9%	5.3%
Efficiency ratio excluding trading income	54.1%	51.6%
CAPITALIZATION		
Tier 1	13.5%	12.5%
Total	15.8%	14.3%

Grupo Financiero BBVA Bancomer (BBVA Bancomer) is a financial institution with important presence in Mexico in the following businesses: banking, pension funds, mutual funds, bancassurance and money remittances. Its banking activity is carried out by BBVA Bancomer (Bancomer), a leading banking subsidiary in Mexico in terms of assets, deposits, loan portfolio and number of branches, with a business model of segmented distribution by type of customer, a philosophy of strict risk management, and a long-term goal to grow and remain profitable. BBVA Bancomer's goal is to offer people a better future, through a relationship of mutual benefit, active service, counseling and global solutions. BBVA Bancomer is a controlling affiliate of Banco Bilbao Vizcaya Argentaria (BBVA), who owns at least 98.88% of BBVA Bancomer's shares. BBVA is one of the largest financial groups in the Euro Zone in terms of market capitalization, with a solid balance sheet and profitability and presence in 35 countries of the world with 86,791 employees, 35 million clients and 6,968 offices.

Third quarter 2004 results

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-5679
Fax. (5255) 5621-6161
Ext 17119

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

Resultados 3T04

25 de octubre de 2004

Contenido

Resultados Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 2,763 millones en 3T04, 43.8% mayor a la de 3T03 y utilidad neta acumulada para 9M04 de Ps. 6,858 millones, 19.9% mayor a la de 9M03. Dicha utilidad no considera el pago a Fobaproa
- Ingreso financiero neto antes de resultado por posición monetaria de Ps. 6,489 millones en 3T04, 25.7% mayor al reportado en 3T03, y de Ps. 18,143 millones en 9M04, 14.3% mayor al de 9M03
- Margen financiero neto antes de resultado por posición monetaria de 5.6% en 3T04 comparado con 4.7% en 3T03 y 5.3% en 2T04
- Ingreso neto por comisiones y tarifas de Ps. 11,002 millones en 9M04 un crecimiento de 4.8% o Ps. 504 millones contra 9M03
- Gasto de administración y promoción de Ps. 5,108 millones en 3T04 y para 9M04 de Ps. 14,956 millones, con un índice de eficiencia de 50.3% en 3T04 y 52.8% en 9M04
- Cartera al sector privado sin fideicomisos UDIs crece 21.2% de septiembre de 2003 a septiembre de 2004 y 8.5% de junio a septiembre de 2004
- Cartera comercial en pesos sin fideicomisos UDIs a septiembre de 2004 aumenta 39.3% en los últimos doce meses y 22.9% en el trimestre
- Cartera de consumo a septiembre de 2004 tiene un incremento de 45.3% interanual y de 13.5% trimestral
- Cartera de vivienda sin fideicomisos UDIs crece 20.4% de septiembre de 2003 a septiembre de 2004 y 10.5% de junio a septiembre de 2004
- Captación vista registra Ps. 183,851 millones a septiembre de 2004, un crecimiento de 19.2% o Ps. 29,580 millones contra septiembre de 2003
- Captación a plazo de red y fondos de inversión suman Ps. 243,852 millones a septiembre de 2004, un incremento de 5.7% o Ps. 13,163 millones en los últimos doce meses

Compañías Subsidiarias del Grupo

- Utilidad neta del Negocio Bancario de Ps. 2,593 millones en 3T04, 45.5% mayor a la de 3T03 y de Ps. 6,450 millones en 9M04, 20.5% superior a 9M03. Dicha utilidad no considera el pago a Fobaproa
- Indice de capitalización del Negocio Bancario a septiembre de 2004 de 14.3% con un índice de capital básico de 12.5%
- Seguros Bancomer registró utilidad neta de Ps. 342 millones en 9M04
- Pensiones Bancomer reportó utilidad neta de Ps. 155 millones en 9M04
- Casa de Bolsa Bancomer registró utilidad neta de Ps. 89 millones en 9M04
- Bancomer Gestión tuvo utilidad neta de Ps. 71 millones en 9M04

Compañías Subsidiarias del Banco

- Afore Bancomer registró utilidad neta de Ps. 770 millones en 9M04
- Bancomer Transfer Services reportó utilidad neta de Ps. 109 millones en 9M04

Utilidad Neta Grupo (Ps. millones)


6,858*
5,720
4,697
1,921
2,176
1,955
2,140
2,763*
602
9M03
9M04
3T03
4T03
1T04
2T04
3T04

Utilidad por Acción Grupo (Ps. nominal)


0.74*
0.59
0.51
0.20
0.23
0.21
0.23
0.30*
0.06
9M03
9M04
3T03
4T03
1T04
2T04
3T04

ROAE Grupo (% anualizado)


17.2*
14.7*
13.1
12.7
14.0
12.2
12.9
0.0
3.7
9M03
9M04
3T03
4T03
1T04
2T04
3T04

ROAA Grupo (% anualizado)


2.2*
1.8*
1.6
1.6
1.7
1.6
1.7
1.2
0.5
9M03
9M04
3T03
4T03
1T04
2T04
3T04

Indice de Capitalización (%)


15.8
16.4
18.2
17.2
14.3
2.3
2.2
2.0
1.6
1.8
13.5
14.2
16.2
15.6
12.5
3T03
4T03
1T04
2T04
3T04
Básico
Complementario

* Sin considerar el pago a Fobaproa

Resumen de Resultados

Grupo Financiero BBVA Bancomer Utilidad neta Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Grupo Financiero BBVA Bancomer	**1,921**	**2,176**	**1,955**	**2,140**	**602**	**5,720**	**4,697**	**(71.9%)**	**(68.7%)**	**(17.9%)**
Resultado de la controladora	(58)	(76)	(78)	(32)	(26)	(143)	(136)	(18.8%)	(55.2%)	(4.9%)
Negocio Bancario	1,782	2,097	1,891	1,966	432	5,352	4,289	(78.0%)	(75.8%)	(19.9%)
Sector Seguros [1]	162	150	113	153	194	444	460	26.8%	19.8%	3.6%
Casa de Bolsa Bancomer	35	17	23	53	13	88	89	(75.5%)	(62.9%)	1.1%
Bancomer Gestión	28	24	23	25	23	74	71	(8.0%)	(17.9%)	(4.1%)
Interés minoritario y otros [2]	(28)	(36)	(17)	(25)	(34)	(95)	(76)	36.0%	21.4%	(20.0%)

(1) Incluye el resultado de Seguros Bancomer, Pensiones Bancomer y Preventis.

(2) Incluye el interés minoritario de Seguros Bancomer, Preventis y el resultado de Fianzas Probursa.

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
ESTADO DE RESULTADOS										
Margen financiero antes de resultado por posición monetaria	**5,164**	**5,582**	**5,433**	**6,221**	**6,489**	**15,876**	**18,143**	**4.3%**	**25.7%**	**14.3%**
Margen financiero ajustado por riesgos crediticios	4,052	4,958	4,494	5,607	6,019	12,721	16,120	7.3%	48.5%	26.7%
Comisiones y tarifas, neto	3,886	3,449	3,612	3,508	3,882	10,498	11,002	10.7%	(0.1%)	4.8%
Resultado por intermediación	10	465	245	(752)	(130)	824	(637)	(82.7%)	n.a.	n.a.
Ingresos totales de la operación	**7,948**	**8,872**	**8,351**	**8,363**	**9,771**	**24,043**	**26,485**	**16.8%**	**22.9%**	**10.2%**
Gastos de administración y promoción	(4,861)	(5,057)	(4,766)	(5,082)	(5,108)	(14,366)	(14,956)	0.5%	5.1%	4.1%
Resultado de la operación	**3,087**	**3,815**	**3,585**	**3,281**	**4,663**	**9,677**	**11,529**	**42.1%**	**51.1%**	**19.1%**
Resultado por operaciones continuas	2,016	2,198	2,038	2,167	2,791	5,942	6,996	28.8%	38.4%	17.7%
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	**0**	**0**	**0**	**0**	**(2,106)**	**0**	**(2,106)**	**n.a.**	**n.a.**	**n.a.**
Utilidad neta	1,921	2,176	1,955	2,140	602	5,720	4,697	(71.9%)	(68.7%)	(17.9%)

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
BALANCE GENERAL									
Disponibilidades	84,064	72,941	83,630	77,678	103,649	(7.1%)	33.4%	31.5%	23.3%
Inversiones en valores y operaciones con derivadas	104,032	127,470	100,898	122,634	73,079	21.5%	(40.4%)	2.2%	(29.8%)
Total cartera de crédito vigente	250,070	259,053	253,961	261,204	266,846	2.9%	2.2%	0.7%	6.7%
Total cartera de crédito vencida	9,807	6,645	6,159	5,387	4,671	(12.5%)	(13.3%)	(15.8%)	(52.4%)
Total cartera de crédito	259,877	265,698	260,120	266,591	271,517	2.5%	1.8%	(0.1%)	4.5%
Estimación preventiva para riesgos crediticios	(11,738)	(9,744)	(9,234)	(8,701)	(13,052)	(5.8%)	50.0%	(7.6%)	11.2%
Total cartera de crédito, neta	248,139	255,954	250,886	257,890	258,465	2.8%	0.2%	0.3%	4.2%
Impuestos diferidos, neto	23,456	22,995	22,050	21,218	19,704	(3.8%)	(7.1%)	(2.8%)	(16.0%)
Otros activos	34,886	36,220	35,110	40,719	45,694	16.0%	12.2%	(1.2%)	31.0%
Total activo	**494,577**	**515,580**	**492,574**	**520,139**	**500,591**	**5.6%**	**(3.8%)**	**4.7%**	**1.2%**
Captación de vista y plazo	335,320	372,618	353,243	371,887	368,540	5.3%	(0.9%)	(1.2%)	9.9%
Préstamos interbancarios y de otros organismos	62,219	58,641	49,640	60,355	36,411	21.6%	(39.7%)	13.3%	(41.5%)
Obligaciones subordinadas en circulación	5,694	5,501	5,252	2,547	2,652	(51.5%)	4.1%	3.9%	(53.4%)
Otros pasivos	23,790	9,255	12,889	11,703	25,343	(9.2%)	116.6%	211.1%	6.5%
Total pasivo	**427,023**	**446,015**	**421,024**	**446,492**	**432,946**	**6.0%**	**(3.0%)**	**4.8%**	**1.4%**
Total capital contable	**67,554**	**69,565**	**71,550**	**73,647**	**67,645**	**2.9%**	**(8.1%)**	**3.6%**	**0.1%**

Resumen de la Acción e Indicadores del Negocio

Grupo Financiero BBVA Bancomer Resumen de la acción	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
INFORMACIÓN POR ACCIÓN										
Utilidad neta por acción (UPA) (pesos nominales)	0.20	0.23	0.21	0.23	0.06	0.59	0.51	(71.5%)	(67.1%)	(13.8%)
Utilidad neta por acción (UPA) (pesos constantes)	0.21	0.23	0.21	0.23	0.06	0.62	0.51	(71.9%)	(68.7%)	(17.9%)
Utilidad neta por acción doce meses (UPA 12m) (pesos constantes por período)	0.79	0.82	0.85	0.87	0.74	0.79	0.74	(14.9%)	(5.7%)	(5.7%)
Valor en libros por acción (VL) (pesos nominales)	6.29	6.61	6.93	7.14	6.62	6.29	6.62	(7.2%)	5.3%	5.3%
Valor en libros por acción (VL) (pesos constantes)	6.60	6.82	7.04	7.24	6.62	6.60	6.62	(8.5%)	0.3%	0.3%
Acciones totales en circulación (millones, fin de período)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Precio de cierre	9.61	9.60	12.00	12.00	12.00	9.61	12.00	0.0%	24.9%	24.9%
Capitalización de mercado (millones de pesos nominales)	89,152	89,059	111,324	111,324	111,324	89,152	111,324	0.0%	24.9%	24.9%
Volumen operado diario promedio (millones de títulos)	10.8	11.6	32.2	0.4	0.0	9.2	10.8	(97.6%)	(99.9%)	17.5%
Importe operado diario promedio (millones de pesos nominales)	97.0	111.4	373.6	5.4	0.1	80.7	125.0	(97.6%)	(99.9%)	54.9%
Precio cierre / UPA 12m (pesos constantes por período) (P/U)	12.2	11.6	14.1	13.8	16.2	12.2	16.2	17.6%	32.5%	32.5%
Precio cierre / VL (pesos nominales) (P/VL)	1.5	1.5	1.7	1.7	1.8	1.5	1.8	7.8%	18.6%	18.6%
INFORMACIÓN POR ADR										
Acciones ordinarias Serie B por cada ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Utilidad neta por ADR (dólares) (UPADR)	0.36	0.40	0.37	0.40	0.11	1.10	0.90	(71.3%)	(68.7%)	(18.4%)
Valor en libros por ADR (dólares) (VLADR)	11.43	11.76	12.41	12.39	11.63	11.43	11.63	(6.1%)	1.8%	1.8%

Grupo Financiero BBVA Bancomer Indicadores del negocio	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004
INDICADORES DE INFRAESTRUCTURA							
Sucursales	1,643	1,653	1,653	1,653	1,658	1,643	1,658
Cajeros automáticos	3,875	3,971	3,981	3,989	4,017	3,875	4,017
Empleados							
Grupo Financiero	28,613	29,476	29,150	28,750	28,636	28,613	28,636
Negocio Bancario	25,146	25,230	25,088	24,743	24,724	25,146	24,724
INDICADORES DE RENTABILIDAD (%)							
Margen financiero neto antes de resultado por posición monetaria (anualizado)	4.7	4.8	4.7	5.3	5.6	4.9	5.3
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones)	53.5	53.3	51.8	56.7	50.3	52.5	52.8
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones e intermediación)	53.6	56.0	53.2	52.3	49.6	54.1	51.6
Comisiones y tarifas, neto / gastos de administración y promoción	79.9	68.2	75.8	69.0	76.0	73.1	73.6
Rendimiento sobre capital promedio (ROAE)	12.7	14.0	12.2	12.9	3.7	13.1	10.0
Rendimiento sobre activos promedio (ROAA)	1.6	1.7	1.6	1.7	0.5	1.6	1.2
Indice de capitalización básico	13.5	14.2	16.2	15.6	12.5	13.5	12.5
Indice de capitalización total	15.8	16.4	18.2	17.2	14.3	15.8	14.3
INDICADORES DE CALIDAD DE ACTIVOS (%)							
Indice de cartera vencida bruta, incluyendo Fobaproa	3.8	2.5	2.4	2.0	1.7	3.8	1.7
Indice de cartera vencida bruta, excluyendo Fobaproa	5.6	3.6	3.5	2.9	2.4	5.6	2.4
Cobertura de cartera vencida	119.7	146.6	149.9	161.5	279.4	119.7	279.4
Cargo a resultados por provisiones (anualizado) / cartera total promedio, excluyendo Fobaproa	2.6	1.4	1.9	1.3	0.8	2.5	1.3

Intercambio de pagarés Fobaproa

Grupo Financiero BBVA Bancomer informó el pasado 15 de julio la celebración de un acuerdo con el Instituto para la Protección al Ahorro Bancario (IPAB) para el intercambio de los Pagarés emitidos por el Fondo Bancario de Protección al Ahorro (Fobaproa) por obligaciones a cargo del IPAB.

Para facilitar la celebración del acuerdo, Bancomer accedió a adquirir del Fobaproa créditos relacionados por un importe de Ps. 3,264 millones, ante los cuales Bancomer tenía provisiones de Ps. 1,100 millones.

Por lo anterior, en julio de 2004 Bancomer registró en el rubro de "Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables" un cargo a resultados por Ps. 2,136 millones, que en pesos de septiembre equivalen a Ps. 2,161 millones.

BBVA Bancomer apuesta por el mercado hipotecario mexicano y anuncia la compra de Hipotecaria Nacional

Grupo Financiero BBVA Bancomer llegó a un principio de acuerdo para adquirir el 100% de Hipotecaria Nacional de México (HN), la mayor entidad especializada en el negocio hipotecario en México.

Con esta operación BBVA Bancomer se consolida como líder del mercado hipotecario privado mexicano en la financiación tanto a particulares, como a promotores.

La inversión total de la operación que asciende a USD 375 millones, corresponde a 2.2 veces el valor en libros de HN al 30 de junio de 2004. La operación será financiada con recursos disponibles del Grupo Financiero BBVA Bancomer.

HN es una Sociedad Financiera de Objeto Limitado (Sofol) con una cartera de USD 2,150 millones, recursos propios al 2T04 de USD 170 millones y utilidad neta durante el ejercicio 2003 de USD 48 millones. Además, cuenta con 950 empleados y un total de 79 oficinas distribuidas en 10 divisiones regionales.

Recientemente, HN ha abierto oficinas en Nueva York y San Diego (California) para atender al mercado de emigrantes mexicanos en EUA que quieran financiar la compra de una vivienda en su país de origen. La entidad tiene previsto abrir oficinas similares en Los Angeles y Chicago.

HN le aporta a BBVA Bancomer una amplia cartera de negocio y de clientes (más de 90,000), así como un equipo profesional especializado clave para el crecimiento. Además, HN al integrarse en BBVA Bancomer, contará con nuevas y diversas líneas de financiación que le permitirán reducción en su costo de fondeo.

La operación de compra de HN por parte de BBVA Bancomer tiene previsto su cierre durante el primer trimestre de 2005 y está pendiente, tanto el proceso de auditoria de compra, como el de las correspondientes autorizaciones regulatorias en México y en España.

La adquisición de HN es un paso decisivo en la expansión del negocio hipotecario de BBVA Bancomer ya que duplica su inventario actual de hipotecas, resultando en una cuota del mercado privado de 26% y ejerciendo presencia en todos los segmentos hipotecarios claves.

BBVA Bancomer e Infonavit lanzan esquema de Cofinanciamiento

Durante el 3T04, Bancomer y el Instituto del Fondo Nacional de la Vivienda para Trabajadores (Infonavit) lanzaron al mercado un nuevo producto hipotecario, denominado "Cofinanciamiento Infonavit/BBVA Bancomer". Dicho producto facilita al derechohabiente utilizar el saldo que mantiene en su subcuenta de vivienda con el Infonavit como enganche o parte del mismo, dependiendo del saldo que se tiene y el valor de la vivienda (entre Ps. 220 mil y Ps. 481 mil en la ciudad de México y de Ps. 412 mil en el resto de la república).

Este producto contempla una tasa fija de 9% más el incremento al salario mínimo, plazo de 25 años, seguros de vida, daños y desempleo hasta por 9 meses y una comisión por apertura del 5% con la que se cubren los honorarios notariales.

Entre los principales beneficios que recibe el derechohabiente del Infonavit están utilizar el saldo de la subcuenta de vivienda como enganche o parte del enganche y destinar aportaciones patronales futuras del 5% sobre el salario al pago del crédito del Infonavit.

El promotor recibe como beneficios el no tener que inscribir las viviendas en Infonavit ni en la Sociedad Hipotecaria Federal (SHF), ahorrándose el 1.2% del valor de vivienda; recibir los recursos de inmediato, ya que el Infonavit da prioridad de pago a los inmuebles que sean cofinanciados; y esperar un mayor volumen de negocio al disponer el Infonavit de mayores recursos para financiar vivienda económica.

Estado de Resultados

El resultado por operaciones continuas de Grupo Financiero BBVA Bancomer para 3T04 fue de Ps. 2,791 millones, presentando un crecimiento de 38.4% o Ps. 775 millones comparado con el mismo período del año anterior. De forma acumulada, el resultado por operaciones continuas del Grupo alcanzó a septiembre de 2004 los Ps. 6,996 millones, siendo 17.7% o Ps. 1,054 millones mayor a la de los primeros nueve meses de 2003. Este resultado continúa fortalecido por el margen básico recurrente (ingreso financiero neto antes de resultado por posición monetaria, más comisiones, menos gasto), el cual creció 25.6% durante 3T04 y 18.2% para los primeros nueve meses de 2004 en comparación con el mismo período de 2003.

Grupo Financiero BBVA Bancomer **Estado de resultados** Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Margen financiero antes de resultado por posición monetaria	**5,164**	**5,582**	**5,433**	**6,221**	**6,489**	**15,876**	**18,143**	**4.3%**	**25.7%**	**14.3%**
Resultado por posición monetaria	19	(3)	(92)	(6)	(77)	185	(175)	n.a.	n.a.	n.a.
Margen financiero	**5,183**	**5,579**	**5,341**	**6,215**	**6,412**	**16,061**	**17,968**	**3.2%**	**23.7%**	**11.9%**
Estimación preventiva para riesgos crediticios	(1,131)	(621)	(847)	(608)	(393)	(3,340)	(1,848)	(35.4%)	(65.3%)	(44.7%)
Margen financiero ajustado por riesgos crediticios	**4,052**	**4,958**	**4,494**	**5,607**	**6,019**	**12,721**	**16,120**	**7.3%**	**48.5%**	**26.7%**
Comisiones y tarifas, neto	3,886	3,449	3,612	3,508	3,882	10,498	11,002	10.7%	(0.1%)	4.8%
Resultado por intermediación	10	465	245	(752)	(130)	824	(637)	(82.7%)	n.a.	n.a.
Ingresos totales de la operación	**7,948**	**8,872**	**8,351**	**8,363**	**9,771**	**24,043**	**26,485**	**16.8%**	**22.9%**	**10.2%**
Gastos de administración y promoción	(4,861)	(5,057)	(4,766)	(5,082)	(5,108)	(14,366)	(14,956)	0.5%	5.1%	4.1%
Resultado de la operación	**3,087**	**3,815**	**3,585**	**3,281**	**4,663**	**9,677**	**11,529**	**42.1%**	**51.1%**	**19.1%**
Otros productos y gastos, neto	(23)	(850)	(352)	26	(229)	(555)	(555)	n.a.	n.a.	0.0%
Resultado por posición monetaria	(124)	(205)	(302)	(16)	(259)	(596)	(577)	n.a.	108.9%	(3.2%)
Resultado antes de ISR y PTU	**2,940**	**2,760**	**2,931**	**3,291**	**4,175**	**8,526**	**10,397**	**26.9%**	**42.0%**	**21.9%**
ISR y PTU causado	(220)	(103)	(221)	(86)	(196)	(561)	(503)	127.9%	(10.9%)	(10.3%)
ISR Y PTU diferido	(733)	(677)	(748)	(997)	(1,311)	(2,085)	(3,056)	31.5%	78.9%	46.6%
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,987**	**1,980**	**1,962**	**2,208**	**2,668**	**5,880**	**6,838**	**20.8%**	**34.3%**	**16.3%**
Participación en el resultado de subsidiarias y asociadas	29	218	76	(41)	123	62	158	n.a.	324.1%	154.8%
Resultado por operaciones continuas	**2,016**	**2,198**	**2,038**	**2,167**	**2,791**	**5,942**	**6,996**	**28.8%**	**38.4%**	**17.7%**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	(2,106)	0	(2,106)	n.a.	n.a.	n.a.
Utilidad neta antes de interés minoritario	**2,016**	**2,198**	**2,038**	**2,167**	**685**	**5,942**	**4,890**	**(68.4%)**	**(66.0%)**	**(17.7%)**
Interés minoritario	(95)	(22)	(83)	(27)	(83)	(222)	(193)	207.4%	(12.6%)	(13.1%)
Utilidad neta	**1,921**	**2,176**	**1,955**	**2,140**	**602**	**5,720**	**4,697**	**(71.9%)**	**(68.7%)**	**(17.9%)**

Margen Financiero Neto

El ingreso financiero neto antes de resultado por posición monetaria en 3T04 se ubicó en Ps. 6,489 millones, lo que representa un crecimiento de 25.7% o Ps. 1,325 millones comparado con el mismo trimestre de 2003. Esto se logró en un entorno en el que la tasa de interés de referencia interbancaria promedio (TIIE 28 días) pasó de 5.1% en 3T03 a 7.5% en 3T04.

El ingreso financiero neto antes de resultado por posición monetaria fue de Ps. 18,143 millones para los primeros nueve meses de 2004, 14.3% o Ps. 2,267 millones más que en el mismo periodo de 2003, mientras que la TIIE promedio se contrajo 5.9% en el mismo período.

Los incrementos de Ps. 1,325 millones de 3T03 a 3T04, y de Ps. 2,267 millones de 9M03 a 9M04, en el ingreso financiero neto antes de resultado por posición monetaria, se debieron principalmente al crecimiento de la cartera vigente total sin Fobaproa/IPAB, de 4.5% en 3T04 y de 12.4% en 12 meses, así como a la continua gestión del costo de captación.

El componente de captación vista como porcentaje de captación total ascendió a 49.9% en septiembre de 2004, mientras que en septiembre de 2003 era de 46.0%. Adicionalmente, el costo de captación total en moneda nacional se redujo 168 puntos base acumulado interanual, de 39.5% de TIIE en 9M03, a 37.8% de TIIE en 9M04.

El margen financiero neto antes de resultado por posición monetaria como porcentaje de los activos con rendimiento se ubicó en 5.6% en 3T04, 93 puntos base mayor al de 3T03, reteniendo 39.6% del incremento promedio en TIIE en el mismo período. Para los primeros nueve meses de 2004, este indicador fue de 5.3%, 35 puntos base por arriba de 9M03, mientras que la TIIE disminuyó 42 puntos base.

Para los primeros nueve meses de 2004 el margen financiero neto antes de resultado por posición monetaria como porcentaje de los activos con rendimiento representa 78.4% de la TIIE promedio, una mejora considerable si se compara con 68.8% en 9M03. Este resultado se debe al crecimiento en la captación y en la cartera, ésta última contribuyendo al incremento de los activos con rendimiento promedio de 6.6% de septiembre de 2003 a septiembre de 2004.

Grupo Financiero BBVA Bancomer Margen financiero Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Ingreso financiero neto por crédito y captación	**4,742**	**5,246**	**5,154**	**5,900**	**6,157**	**14,761**	**17,211**	**4.4%**	**29.8%**	**16.6%**
Ingreso financiero por crédito y valores	7,662	8,630	8,290	8,816	9,522	25,528	26,628	8.0%	24.3%	4.3%
Gasto financiero por captación y fondeo	(2,920)	(3,384)	(3,136)	(2,916)	(3,365)	(10,767)	(9,417)	15.4%	15.2%	(12.5%)
Comisiones y tarifas, neto	**109**	**112**	**126**	**177**	**187**	**351**	**490**	**5.6%**	**71.6%**	**39.6%**
Comisiones y tarifas cobradas	109	112	126	177	187	351	490	5.6%	71.6%	39.6%
Comisiones y tarifas pagadas	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Ingreso financiero por reportos, neto	**313**	**223**	**153**	**144**	**145**	**764**	**442**	**0.7%**	**(53.7%)**	**(42.1%)**
Ingreso financiero por reportos	3,564	3,770	3,748	3,448	3,037	12,502	10,233	(11.9%)	(14.8%)	(18.1%)
Gasto financiero por reportos	(3,251)	(3,547)	(3,595)	(3,304)	(2,892)	(11,738)	(9,791)	(12.5%)	(11.0%)	(16.6%)
Ingreso financiero antes de repomo	**5,164**	**5,581**	**5,433**	**6,221**	**6,489**	**15,876**	**18,143**	**4.3%**	**25.7%**	**14.3%**
Resultado por posición monetaria	19	(3)	(92)	(6)	(77)	185	(175)	n.a.	n.a.	n.a.
Ingreso financiero neto	**5,183**	**5,578**	**5,341**	**6,215**	**6,412**	**16,061**	**17,968**	**3.2%**	**23.7%**	**11.9%**
Promedio de activos con rendimiento	440,530	465,339	467,258	468,500	461,935	432,240	460,693	(1.4%)	4.9%	6.6%
Margen financiero neto anualizado antes repomo (%)	**4.7**	**4.8**	**4.7**	**5.3**	**5.6**	**4.9**	**5.3**	**5.8%**	**19.8%**	**7.2%**
Margen financiero neto anualizado (%)	**4.7**	**4.8**	**4.6**	**5.3**	**5.6**	**5.0**	**5.2**	**4.6%**	**18.0%**	**5.0%**


7.12%
6.70%
5.11%
5.79%
5.90%
6.73%
7.46%
4.90%
5.25%
4.69%
4.80%
4.65%
5.31%
9 meses 2003
9 meses 2004
3T03
4T03
1T04
2T04
3T04
TIIE (Tasa de interés interbancaria de equilibrio) promedio 28 días
Margen financiero neto antes de repomo

Estimación Preventiva para Riesgos Crediticios

En 3T04 el cargo a la cuenta de resultados por concepto de provisiones fue de Ps. 393 millones. El 64.4% o Ps. 253 millones de este cargo estuvo relacionado con el costo de los programas de apoyo a deudores (Punto Final). Este programa sigue vigente a septiembre de 2004 con Ps. 24,084 millones de cartera hipotecaria, 10.4% menor que en septiembre de 2003 y 2.7% menor que en junio de 2004, mientras que el saldo de la cartera comercial sujeta a estos programas fue de Ps. 215 millones, lo que representa una disminución de 40.0% y de 12.6%, respectivamente, para los períodos antes mencionados.

Grupo Financiero BBVA Bancomer Estimación preventiva para riesgos crediticios Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004
Saldo inicial	12,704	11,738	9,744	9,234	8,701	13,243	9,744
Más:							
Cargo a resultados	1,131	621	847	608	393	3,340	1,848
Recuperación de castigos	8	226	29	39	25	85	93
Cargo a resultados de ejercicios anteriores	0	0	0	0	5,300	0	5,300
Traspaso de reservas intercambio IPAB	0	0	0	0	295	0	295
Menos:							
Castigos cartera tarjeta de crédito	(41)	(221)	(320)	(175)	(292)	(322)	(787)
Castigos cartera consumo	(9)	(8)	(153)	(41)	(15)	(66)	(209)
Castigos cartera comercial	(1,513)	(586)	(423)	(320)	(586)	(2,610)	(1,329)
Castigos cartera hipotecaria	(335)	(1,813)	(239)	(476)	(493)	(1,043)	(1,208)
Aplicaciones cartera vigente comercial (Punto Final)	(3)	(3)	(2)	(1)	0	(11)	(3)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(300)	(281)	(266)	(277)	(253)	(954)	(796)
Aplicaciones a reservas	**(303)**	**(284)**	**(268)**	**(278)**	**(253)**	**(965)**	**(799)**
Resultado monetario	96	71	17	110	(23)	76	104
Saldo a fin de trimestre	**11,738**	**9,744**	**9,234**	**8,701**	**13,052**	**11,738**	**13,052**

Comisiones y tarifas

El ingreso por comisiones y tarifas en 3T04 fue de Ps. 3,882 millones. De forma acumulada para los primeros nueve meses del año, las comisiones fueron Ps. 11,002 millones, 4.8% o Ps. 504 millones por arriba de 9M03. El incremento en el ingreso por comisiones se debe al mayor número de transacciones procesadas, las cuales suman 336,072 en 3T04 contra 297,039 en 3T03, es decir, 13.1% de crecimiento. Asimismo, incrementan de 875,863 en 9M03, a 982,321 en 9M04, resultando en un crecimiento de 12.2%.

Tarjeta de crédito y débito registró un ascenso en ingreso por comisiones de 3T03 a 3T04 de 29.1% o Ps. 225 millones, debido en gran parte a la emisión de 360 mil tarjetas de crédito en el tercer trimestre de 2004 comparado con 263 mil en

3T03. En los primeros nueve meses de 2004, el ingreso por comisiones de tarjetas de crédito y débito fue de Ps. 2,667 millones, 17.1% o Ps. 390 millones mayor al del mismo período de 2003.

Las comisiones de transferencias y remesas mejoraron 5.5% o Ps. 32 millones en 3T04 al comparar con 3T03, y 14.7% o Ps. 235 millones de los primeros nueve meses de 2003 a los primeros nueve meses de 2004. Este resultado refleja el incremento en transferencias electrónicas principalmente de Estados Unidos a México que en los primeros nueve meses de 2004 sumaron 12.9 millones, habiendo crecido 15.2% con respecto al mismo período de 2003.

Las comisiones por manejo de cuenta disminuyeron 14.5% o Ps. 114 millones en 3T04 comparado con 3T03 y 2.7% o Ps. 54 millones en 9M04 contra el mismo período del año anterior debido a que la base comparativa de 3T03 es inusualmente alta ya que se realizó una auditoria de cobro resultando en mayores ingresos por única vez.

El avance en comisiones permitió mejorar el índice de comisiones a gasto, el cual pasó de 73.1% en 9M03 a 73.6% en 9M04. Sin embargo, la generación de un mayor ingreso por comisiones no ha dejado de lado la generación de ingreso financiero, ya que en 9M03 el ingreso por comisiones representaba 39.8% de los ingresos totales (margen financiero más comisiones) y en 9M04 esta contribución fue de 37.8%.

Grupo Financiero BBVA Bancomer Ingreso por comisiones y tarifas Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Comisiones y tarifas, neto	**3,886**	**3,449**	**3,612**	**3,508**	**3,882**	**10,498**	**11,002**	**10.7%**	**(0.1%)**	**4.8%**
Tarjeta de crédito y débito	774	784	760	908	999	2,277	2,667	10.0%	29.1%	17.1%
Manejo de cuentas	786	718	625	673	672	2,024	1,970	(0.1%)	(14.5%)	(2.7%)
Administración de fondos de pensión y SAR	858	467	809	475	825	2,177	2,109	73.7%	(3.8%)	(3.1%)
Transferencias y remesas	584	591	576	640	616	1,597	1,832	(3.8%)	5.5%	14.7%
Administración de sociedades de inversión	372	362	343	320	314	1,030	977	(1.9%)	(15.6%)	(5.1%)
Cajeros automáticos	201	200	161	198	197	559	556	(0.5%)	(2.0%)	(0.5%)
Seguros	135	134	127	140	143	390	410	2.1%	5.9%	5.1%
Pensiones, casa de bolsa y otros	176	193	211	154	116	444	481	(24.7%)	(34.1%)	8.3%

Intermediación

El ingreso por intermediación se ubicó en una pérdida de Ps. 130 millones en 3T04, constituido por Ps. 220 millones de ganancia por compraventa de divisas y una pérdida de Ps. 350 millones por intermediación de valores. Este último resultado se debe al movimiento de las tasas de interés en el trimestre que incrementaron significativamente y mostraron alta volatilidad.

Grupo Financiero BBVA Bancomer Ingreso por intermediación Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Ingreso por intermediación	**10**	**465**	**245**	**(752)**	**(130)**	**824**	**(637)**	**(82.7%)**	**n.a.**	**n.a.**
Resultado por intermediación	(164)	265	118	(939)	(350)	164	(1,171)	(62.7%)	113.6%	n.a.
Resultado por compraventa de divisas	174	200	127	187	220	660	534	17.6%	26.4%	(19.1%)

A septiembre de 2004, la cartera de inversiones en valores ascendió a Ps. 72,434 millones, compuesta 83.4% por títulos de deuda gubernamental, 12.4% por títulos de deuda bancaria, 1.7% por otros títulos de deuda y 2.5% por inversión en acciones.

Grupo Financiero BBVA Bancomer Composición de inversiones y operaciones con valores Millones de pesos	Gubernamental	Bancario	Otros deuda	Acciones	Total
Títulos para negociar	12,260	8,952	6,256	630	**28,098**
Títulos disponibles para la venta	3,920	0	699	1,208	**5,827**
Títulos conservados a vencimiento	44,208	0	(5,699)	0	**38,509**
Total	**60,388**	**8,952**	**1,256**	**1,838**	**72,434**

Gasto de Administración y Promoción

Para 3T04 el gasto de administración y promoción se ubicó en Ps. 5,108 millones, 5.1% o Ps. 247 millones superior al de 3T03 a consecuencia de mayores gastos de operación enfocados a la promoción y publicidad de productos de crédito y captación. De forma acumulada a septiembre de 2004, el gasto fue de Ps. 14,956 millones, 4.1% o Ps. 590 millones mayor al del mismo período del año anterior.

No obstante, el índice de eficiencia sin tomar en cuenta el resultado por intermediación, pasó de 53.6% en 3T03, a 49.6% en 3T04, nivel mínimo histórico representando una mejora sustancial de 400 puntos base. Asimismo, éste índice mejoró 250 puntos base de 9M03 a 9M04, pasando de 54.1% a 51.6%.

Grupo Financiero BBVA Bancomer Gastos de administración y promoción Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Gastos de administración y promoción	**4,861**	**5,057**	**4,766**	**5,082**	**5,108**	**14,366**	**14,956**	**0.5%**	**5.1%**	**4.1%**
Salarios y prestaciones (A)	2,272	2,288	2,255	2,381	2,359	6,781	6,995	(0.9%)	3.8%	3.2%
Gastos de administración y operación (B)	1,337	1,459	1,242	1,421	1,367	3,826	4,030	(3.8%)	2.2%	5.3%
Gasto gestionable (A+B)	*3,609*	*3,747*	*3,497*	*3,802*	*3,726*	*10,607*	*11,025*	*(2.0%)*	*3.2%*	*3.9%*
Rentas, depreciación y amortización (C)	596	627	622	596	715	1,767	1,933	20.0%	20.0%	9.4%
IVA e impuestos diferentes a ISR y PTU (D)	267	266	241	273	267	817	781	(2.2%)	0.0%	(4.4%)
Cuota por costo de captación (IPAB) (E)	389	417	406	411	400	1,175	1,217	(2.7%)	2.8%	3.6%
Gasto no gestionable (C+D+E)	*1,252*	*1,310*	*1,269*	*1,280*	*1,382*	*3,759*	*3,931*	*8.0%*	*10.4%*	*4.6%*

Análisis del Margen Básico Recurrente

El margen básico recurrente registrado para 3T04 fue de Ps. 5,263 millones, un incremento de 25.6% o Ps. 1,074 millones con respecto a 3T03. Acumulado a septiembre de 2004, el margen básico recurrente fue de Ps. 14,189 millones, 18.2% o Ps. 2,181 millones mayor al de los primeros nueve meses de 2003.

El crecimiento del margen básico recurrente de 3T03 a 3T04 es principalmente atribuible a un incremento de Ps. 1,325 millones en el negocio central de intermediación de crédito y captación. Esto también es cierto para el crecimiento acumulado a septiembre de 2004 comparado con septiembre de 2003.

En 3T04, el margen financiero neto antes de resultado por posición monetaria representó 5.1% de los activos totales medios, mientras que en 3T03 fue 4.3%. Por su parte, los gastos representaron 4.0% de los mismos en 3T04, sin movimiento con respecto a 3T03. Esta composición hizo del margen básico recurrente 4.1% de los activos totales medios en 3T04, 60 puntos base por arriba del resultado de 3T03, a pesar de un crecimiento en los activos totales medios de 5.5%. En 9M04, el margen básico recurrente representa 3.7% de los activos totales medios, 30 puntos base por arriba del resultado de 9M03.

Grupo Financiero BBVA Bancomer Análisis del margen básico recurrente Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004	3T04/ 2T04	3T04/ 3T03	9M04/ 9M03
Ingreso financiero neto antes de resultado por posición monetaria	5,164	5,582	5,433	6,221	6,489	15,876	18,143	4.3%	25.7%	14.3%
Ingreso por comisiones y tarifas, neto	3,886	3,449	3,612	3,508	3,882	10,498	11,002	10.7%	(0.1%)	4.8%
Ingreso total (A)	9,050	9,031	9,045	9,729	10,371	26,374	29,145	6.6%	14.6%	10.5%
Gasto total (B)	4,861	5,057	4,766	5,082	5,108	14,366	14,956	0.5%	5.1%	4.1%
Margen básico recurrente (A-B)	**4,189**	**3,974**	**4,279**	**4,647**	**5,263**	**12,008**	**14,189**	**13.3%**	**25.6%**	**18.2%**
Activos totales medios (ATM)	483,566	505,079	504,077	506,357	510,365	476,720	508,086	0.8%	5.5%	6.6%
Margen financiero neto antes de repomo / ATMs	4.3%	4.4%	4.3%	4.9%	5.1%	4.4%	4.8%	3.5%	19.1%	7.2%
Ingreso por comisiones y tarifas, neto / ATMs	3.2%	2.7%	2.9%	2.8%	3.0%	2.9%	2.9%	9.8%	(5.3%)	(1.7%)
Ingreso total / ATMs (C)	7.5%	7.2%	7.2%	7.7%	8.1%	7.4%	7.6%	5.8%	8.6%	3.7%
Gasto total / ATMs (D)	4.0%	4.0%	3.8%	4.0%	4.0%	4.0%	3.9%	(0.3%)	(0.4%)	(2.3%)
Margen básico recurrente / ATMs (C-D)	**3.5%**	**3.1%**	**3.4%**	**3.7%**	**4.1%**	**3.4%**	**3.7%**	**12.4%**	**19.0%**	**10.9%**

Volúmenes de Negocio

Cartera de Crédito

La cartera vigente total sin Fobaproa/IPAB registró Ps. 186,989 millones a septiembre de 2004, un incremento de Ps. 20,561 millones o 12.4% en comparación al cierre de septiembre de 2003, y de Ps. 8,097 millones o 4.5% en comparación al cierre de junio de 2004, principalmente resultado del crecimiento en la cartera comercial denominada en pesos y en el crédito al consumo, pero mostrando asimismo aumento en la cartera de vivienda.

Cartera vigente sin fideicomisos UDIs

La cartera vigente sin fideicomisos UDIs creció 21.6% o Ps. 27,254 millones de septiembre de 2003 a septiembre de 2004, para ubicarse en Ps. 153,439 millones. La evolución favorable de la cartera vigente sin UDIs, se explica principalmente por el desempeño de la cartera de consumo, la cual muestra un crecimiento en el mismo período de 45.3% o Ps. 10,956 millones, para ubicarse en Ps. 35,153 millones y por el incremento de la cartera comercial, que experimentó un crecimiento en los últimos 12 meses de 17.4% o Ps. 10,742 millones, alcanzando los Ps. 72,408 millones. Por su parte, la cartera de gobierno creció en los últimos 12 meses 26.3% o Ps. 5,166 millones.

Cabe destacar que la evolución de la cartera comercial en pesos en los últimos 12 meses fue el principal motor de crecimiento al presentar un aumento de Ps. 12,678 millones o 39.3%. En comparación a junio de 2004, esta cartera incrementó 22.9% o Ps. 8,372 millones. Este comportamiento responde a la situación actual del mercado mexicano de atractivas tasas de interés ofrecidas en pesos y la posibilidad de disminuir el riesgo cambiario para los clientes.

Los volúmenes de crédito al consumo continúan mostrando un buen desempeño, habiéndose generado durante 3T04 más de 11 mil créditos nuevos para auto, 360 mil tarjetas de crédito y 134 mil préstamos personales. Esto significó un total de 505 mil nuevos créditos durante 3T04, comparado con 371 mil créditos otorgados en 3T03.

A septiembre de 2004, 41.1% del saldo de la cartera comercial provenía de créditos generados a través de la Banca de Empresas, en comparación con 33.3% a septiembre del año anterior. El saldo de la cartera de la Banca de Empresas a septiembre de 2004 alcanzó Ps. 29,765 millones, un crecimiento interanual de 44.8%.

La cartera de vivienda sin fideicomisos UDIs aumentó 20.4% de septiembre de 2003 a septiembre de 2004 o Ps. 2,197 millones, mostrando los resultados favorables de la estrategia de productos hipotecarios.

Grupo Financiero BBVA Bancomer **Cartera vigente total, excluyendo Fobaproa** Millones de pesos	**Sep 2003**	**Dic 2003**	**Mar 2004**	**Jun 2004**	**Sep 2004**	**Mar-Jun 2004-2004**	**Jun-Sep 2004-2004**	**Jun-Sep 2003-2003**	**Sep-Sep 2003-2004**
Comercial	61,666	65,211	62,429	66,848	72,408	7.1%	8.3%	(0.9%)	17.4%
Pesos	*32,236*	*35,710*	*34,903*	*36,542*	*44,914*	4.7%	22.9%	5.1%	39.3%
Dólares	*29,430*	*29,501*	*27,526*	*30,306*	*27,494*	10.1%	(9.3%)	(6.7%)	(6.6%)
Entidades financieras	8,474	7,605	7,530	7,887	6,907	4.7%	(12.4%)	2.1%	(18.5%)
Consumo	24,197	25,928	27,340	30,983	35,153	13.3%	13.5%	6.5%	45.3%
Vivienda	10,781	10,908	10,987	11,750	12,978	6.9%	10.5%	5.0%	20.4%
Subtotal cartera al sector privado	**105,118**	**109,652**	**108,286**	**117,468**	**127,446**	**8.5%**	**8.5%**	**1.5%**	**21.2%**
Gobierno	19,636	26,100	24,261	25,442	24,802	4.9%	(2.5%)	5.7%	26.3%
Programas de apoyo	1,431	1,853	2,243	820	1,191	(63.4%)	45.2%	45.4%	(16.8%)
Subtotal cartera gobierno	**21,067**	**27,953**	**26,504**	**26,262**	**25,993**	**(0.9%)**	**(1.0%)**	**7.7%**	**23.4%**
Total cartera vigente sin UDIS	**126,185**	**137,605**	**134,790**	**143,730**	**153,439**	**6.6%**	**6.8%**	**2.5%**	**21.6%**
Comercial fideicomisos UDIS	106	96	47	38	25	(19.1%)	(34.2%)	(8.6%)	(76.4%)
Vivienda fideicomisos UDIS	27,819	27,096	26,250	25,245	23,792	(3.8%)	(5.8%)	(3.7%)	(14.5%)
Gobierno fideicomisos UDIS	12,318	11,814	11,249	9,879	9,733	(12.2%)	(1.5%)	(1.5%)	(21.0%)
Subtotal fideicomisos UDIS	**40,243**	**39,006**	**37,546**	**35,162**	**33,550**	**(6.3%)**	**(4.6%)**	**(3.0%)**	**(16.6%)**
Total cartera vigente con UDIS	**166,428**	**176,611**	**172,336**	**178,892**	**186,989**	**3.8%**	**4.5%**	**1.1%**	**12.4%**

En 3T04 se reclasificaron a entidades financieras con saldos a septiembre de 2004 Ps. 5,585 millones, de los cuales Ps. 356 millones se encontraban en entidades gubernamentales y los Ps. 5,229 millones restantes en créditos comerciales. Para fines comparativos se ajustó la serie histórica.

Cartera vigente de fideicomisos UDIs

La cartera de fideicomisos UDIs se redujo 16.6% o Ps. 6,693 millones de septiembre de 2003 a septiembre de 2004. Esta contracción está compuesta por la caída de Ps. 4,027 millones en la cartera de vivienda, Ps. 2,585 millones en la cartera de gobierno y Ps. 81 millones en la cartera comercial.

Captación

De septiembre de 2003 a septiembre de 2004, la captación vista mostró un crecimiento de 19.2% o Ps. 29,580 millones y la captación a plazo combinada con sociedades de inversión tuvo un incremento de 5.7% o Ps. 13,163 millones. De esta forma, la captación total en pesos a través de la red de sucursales aumentó 7.8% o Ps. 27,751 millones y en dólares en 50.4% o Ps. 14,992 millones en el mismo período.

En el periodo de junio a septiembre de 2004, destaca el crecimiento de la captación en dólares a través de la red, con un aumento en el monto captado de Ps. 6,070 millones o 15.7%.

El total de recursos captados a través de la red a septiembre de 2004 presenta un crecimiento de 11.1% o Ps 42,743 millones si se compara con el saldo de 12 meses atrás.

Grupo Financiero BBVA Bancomer **Captación y recursos totales** Millones de pesos	**Sep 2003**	**Dic 2003**	**Mar 2004**	**Jun 2004**	**Sep 2004**	**Mar-Jun 2004-2004**	**Jun-Sep 2004-2004**	**Jun-Sep 2003-2003**	**Sep-Sep 2003-2004**
Vista	154,271	185,531	174,975	185,483	183,851	6.0%	(0.9%)	(0.3%)	19.2%
Plazo red	157,683	163,210	160,350	169,535	170,069	5.7%	0.3%	3.0%	7.9%
Sociedades de inversión de deuda	70,209	67,749	71,501	72,555	70,435	1.5%	(2.9%)	(12.1%)	0.3%
Sociedades de inversión de renta variable	2,797	2,992	3,233	3,552	3,348	9.9%	(5.7%)	2.4%	19.7%
Captación red	**384,960**	**419,482**	**410,059**	**431,125**	**427,703**	**5.1%**	**(0.8%)**	**(1.4%)**	**11.1%**
Captación red en pesos	*355,211*	*386,150*	*375,365*	*392,454*	*382,962*	*4.6%*	*(2.4%)*	(2.6%)	*7.8%*
Captación red en dólares	*29,749*	*33,332*	*34,694*	*38,671*	*44,741*	*11.5%*	*15.7%*	16.2%	*50.4%*
Plazo de Tesorería	23,366	23,877	17,918	16,869	14,620	(5.9%)	(13.3%)	(25.5%)	(37.4%)
Total de recursos gestionados	**408,326**	**443,359**	**427,977**	**447,994**	**442,323**	**4.7%**	**(1.3%)**	**(3.2%)**	**8.3%**

Calidad de Activos

Cartera Vencida

La cartera vencida mostró una disminución de 13.3% o Ps. 716 millones de junio a septiembre de 2004, para ubicarse en Ps. 4,671 millones. Interanualmente, a septiembre de 2004 la cartera vencida total disminuyó 52.4% o Ps. 5,136 millones.

El índice de cartera vencida total a septiembre de 2004, excluyendo Fobaproa, se ubicó en 2.4%, que refleja una mejora sobre el 2.9% a junio de 2004 y sobre el 5.6% que se tenía en septiembre 2003.

Grupo Financiero BBVA Bancomer Cartera vencida Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
Comercial	2,547	1,318	1,277	786	510	(38.4%)	(35.1%)	(35.8%)	(80.0%)
Entidades financieras	2	2	2	2	2	0.0%	0.0%	100.0%	0.0%
Consumo	1,406	1,374	1,106	1,140	1,075	3.1%	(5.7%)	11.6%	(23.5%)
Vivienda	5,852	3,951	3,774	3,459	3,084	(8.3%)	(10.8%)	(8.7%)	(47.3%)
Cartera vencida total	**9,807**	**6,645**	**6,159**	**5,387**	**4,671**	**(12.5%)**	**(13.3%)**	**(15.8%)**	**(52.4%)**

Calificación crediticia

Al cierre de septiembre de 2004 se calificó cartera por Ps. 317,401 millones que requirió reservas por calificación regulatoria de Ps. 13,052 millones, las cuales incluyen la cobertura al 100% de intereses vencidos. La cartera tipo A constituyó, 85.2% de la cartera total, la cartera con calificación B constituyó 9.6% y las carteras C, D y E el restante 5.2%.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Sep-03		Jun-04		Sep-04	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	291,415	1,470	304,956	1,561	270,378	871
B	16,716	2,335	16,051	1,819	30,539	3,346
C	4,346	1,727	3,203	1,455	10,767	4,228
D	5,863	4,108	3,778	2,729	3,878	2,794
E	1,955	2,098	1,159	1,137	1,839	1,813
TOTAL	**320,295**	**11,738**	**329,147**	**8,701**	**317,401**	**13,052**

La cartera con riesgo A incluye cartera exceptuada por Ps. 122,206 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Comercial		Vivienda		Consumo	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	229,278	673	7,689	29	33,411	169
B	8,611	1,030	20,339	2,157	1,589	159
C	2,288	926	8,131	3,136	348	166
D	121	88	3,219	2,298	538	408
E	851	838	560	559	428	416
Total	**241,149**	**3,555**	**39,938**	**8,179**	**36,314**	**1,318**

La cartera con riesgo A incluye cartera exceptuada por Ps. 122,206 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Nota: La clasificación incluye los cambios emitidos por la circular de la Comisión Nacional Bancaria y de Valores (CNBV) denominada "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito" publicada en el Diario Oficial de la Federación el 20 de agosto de 2004.

Otros Rubros del Balance

Fobaproa/IPAB

A septiembre de 2004 se registró un saldo de Pagarés Fobaproa e IPAB de Ps. 79,857 millones. Este saldo se presenta como el monto de los pagarés Fobaproa e IPAB, neto de las recuperaciones en efectivo en chequeras y de la reserva del 100% de la pérdida compartida correspondiente y del esquema de incentivos.

El saldo bruto de los pagarés Fobaproa con pérdida compartida se ubicó en Ps. 78,235 millones a septiembre de 2004 que, neto de recuperaciones en efectivo (depósitos en cuentas de cheques) y de reservas por pérdida compartida y esquema de incentivos, se ubica en un saldo de Ps. 49,083 millones.

Por su parte, el saldo bruto de pagarés sin pérdida compartida se ubicó en Ps. 32,194 millones a septiembre de 2004 que, neto de depósitos en efectivo en cuentas de cheques, se reduce a Ps. 30,774 millones. Estos pagarés no tienen reservas asociadas ya que no aplica una pérdida compartida ni esquema de incentivos (ver asuntos sobresalientes página 6).

Grupo Financiero BBVA Bancomer Pagarés Fobaproa/IPAB Millones de pesos	Pagarés con Pérdida Compartida			Pagarés sin Pérdida Compartida	Total
	Comercial	Hipotecario	Total		
Saldo de pagarés, bruto	58,281	19,954	78,235	32,194	**110,429**
Depósitos en cuentas de cheques	(203)	(200)	(403)	(1,420)	**(1,823)**
Saldo de pagarés, neto de depósitos	**58,078**	**19,754**	**77,832**	**30,774**	**108,606**
Pérdida compartida [1]	*(14,535)*	*(4,939)*	*(19,474)*		*(19,474)*
Esquema de incentivos	*(9,275)*	*0*	*(9,275)*		*(9,275)*
Reservas (pérdida compartida + esquema de incentivos)	**(23,810)**	**(4,939)**	**(28,749)**		**(28,749)**
Saldo de pagarés, neto de reservas	**34,268**	**14,815**	**49,083**	**30,774**	**79,857**

(1) En el caso de una nota por Ps. 316 millones, la pérdida compartida es de 30%.

Impuestos Diferidos

El saldo neto de impuestos diferidos al cierre de septiembre de 2004 fue de Ps. 19,704 millones, compuesto por una parte activa de Ps. 21,047 millones y una pasiva de Ps. 1,343 millones. Dicho saldo presenta una reducción de 16.0% o Ps. 3,752 millones en forma interanual.

A septiembre de 2004, 46.9% del impuesto diferido activo proviene de reservas de crédito, 45.2% proviene de pérdidas fiscales de ejercicios anteriores, 0.4% de pérdidas fiscales en venta de acciones y 7.5% de otros conceptos diversos.

Deuda

Al cierre de septiembre de 2004, la deuda total del Grupo se ubicó en Ps. 39,063 millones, presentando una reducción de Ps. 28,850 millones o 42.5% contra el saldo alcanzado doce meses atrás. Esto se explica por la disminución de Ps. 25,597 millones o 55.2% de la deuda de corto plazo en el mismo periodo y por una menor deuda de largo plazo, que se redujo en Ps. 3,253 millones o 15.1% en forma interanual.

Grupo Financiero BBVA Bancomer Deuda Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
Exigibilidad inmediata	7,836	12,739	0	26,364	9,388	n.a.	(64.4%)	184.1%	19.8%
Créditos de corto plazo	38,512	32,649	35,214	17,717	11,363	(49.7%)	(35.9%)	14.5%	(70.5%)
Deuda de corto plazo	**46,348**	**45,388**	**35,214**	**44,081**	**20,751**	**25.2%**	**(52.9%)**	**27.3%**	**(55.2%)**
Créditos de largo plazo	15,871	13,253	14,426	16,274	15,660	12.8%	(3.8%)	(14.4%)	(1.3%)
Obligaciones subordinadas	5,694	5,501	5,252	2,547	2,652	(51.5%)	4.1%	3.9%	(53.4%)
Deuda de largo plazo	**21,565**	**18,754**	**19,678**	**18,821**	**18,312**	**(4.4%)**	**(2.7%)**	**(10.2%)**	**(15.1%)**
Deuda total	**67,913**	**64,142**	**54,892**	**62,902**	**39,063**	**14.6%**	**(37.9%)**	**12.4%**	**(42.5%)**

Capitalización

A septiembre de 2004, el índice total de capitalización del Negocio Bancario fue de 14.3% con un índice de capital básico de 12.5%, comparado con 17.2% y 15.6%, respectivamente, al mes de junio de 2004.

Para Bancomer, el índice total incluyendo riesgo mercado, fue 13.4% con capital básico de 11.7%. Para Bancomer Servicios, el índice de capitalización total es de 149.1%.

Negocio Bancario BBVA Capitalización Millones de pesos	Septiembre 2003		Junio 2004		Septiembre 2004	
Capital básico		35,040		44,127		34,341
Capital complementario		5,890		4,447		4,715
Capital total		40,930		48,574		39,056
Activos en riesgo	**184,846**	**259,815**	**197,669**	**283,135**	**199,175**	**273,936**
	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.
Capital básico como % de los activos en	19.0%	13.5%	22.3%	15.6%	17.2%	12.5%
Capital complementario como % de los activos en	3.2%	2.3%	2.2%	1.6%	2.4%	1.8%
Indice de capitalización	**22.1%**	**15.8%**	**24.6%**	**17.2%**	**19.6%**	**14.3%**

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	Bancomer Septiembre 2004		Bancomer Servicios Septiembre 2004	
Capital básico		31,797		2,544
Capital complementario		4,715		0
Capital neto		**36,512**		**2,544**
Activos en riesgo	**197,608**	**272,230**	**1,567**	**1,706**
	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.
Capital básico como % de los activos en riesgo	16.1%	11.7%	162.3%	149.1%
Capital complementario como % de los activos en riesgo	2.4%	1.7%	0.0%	0.0%
Indice de capitalización total	**18.5%**	**13.4%**	**162.4%**	**149.1%**

Negocios No Bancarios

Los negocios no bancarios contribuyen de forma considerable a los resultados del Grupo ya que en los primeros nueve meses de 2004 representan 18.0% de la utilidad neta, sin considerar el pago realizado al Fobaproa. Tomando en cuenta dicho pago, la contribución es de 26.2%.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 328 millones en 3T04 y Ps. 770 millones en 9M04. Al mes de septiembre de 2004, Siefore Bancomer contaba con activos en administración por Ps. 94,284 millones, lo cual se traduce en un crecimiento de 8.7% al compararse con el mismo mes del año anterior, alcanzando una participación de mercado de 20.7%. Por su parte, el número de afiliados alcanzó 4.3 millones al mes de septiembre de 2004.

Seguros Bancomer

Seguros Bancomer registró una utilidad neta de Ps. 141 millones en 3T04, 39.7% superior a 3T03. En forma acumulada a septiembre 2004, la utilidad ascendió a Ps. 342 millones, 12.4% mayor a 9M03. El total de primas emitidas a través de la red bancaria en el tercer trimestre de 2004 fue de Ps. 597 millones, 12.1% superior al mismo trimestre de 2003. De forma acumulada a septiembre de 2004, el monto de primas emitidas en la red fue de Ps. 1,801 millones, 11.6% mayor al del mismo período de 2003. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas devengadas de 33.3% a junio de 2004.

Pensiones Bancomer

Pensiones Bancomer reportó en 3T04 utilidad neta de Ps. 56 millones y en 9M04 de Ps. 155 millones. La compañía registró Ps. 11,398 millones de monto constitutivo, equivalente a una participación de mercado de 20.6% a septiembre de 2004.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta para 3T04 de Ps. 13 millones. En los primeros nueve meses de 2004, la utilidad neta alcanzó Ps. 89 millones.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 39 millones en 3T04, 25.8% mayor a 3T03. En forma acumulada a septiembre 2004, la utilidad ascendió a Ps. 109 millones, 8.5% mayor al mismo periodo del año anterior. El número de transacciones realizadas de enero a septiembre de 2004 ascendieron a 12.9 millones, 15.2% más que en el mismo período de 2003. Por su parte, los fondos transferidos fueron USD 4,880 millones durante ese lapso, 16.8% más que de enero a septiembre de 2003.

Bancomer Gestión

Bancomer Gestión reportó para 3T04 una utilidad de Ps. 23 millones y para 9M04 de Ps. 71 millones. Cuenta con activos en administración por Ps. 73,783 millones, ratificándose en el primer lugar en fondos de inversión de deuda con 22.4% de participación de mercado a septiembre de 2004.

Nota Técnica

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de septiembre de 2004. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario con base en Unidades de Inversión (UDIs):

Inflación	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004
Fin de período	3.295959	3.352003	3.408507	3.411629	3.458391
Factor de ajuste inflacionario	1.049282	1.031739	1.014635	1.013707	1.000000

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio (tipo de cambio fix para solventar obligaciones pagaderas en moneda extranjera):

Tipo de cambio	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004	9M 2003	9M 2004
Fin de período	11.0133	11.2372	11.1748	11.5258	11.3884	11.0133	11.3884
Promedio	10.8617	11.2294	11.0856	11.4499	11.3923	10.7098	11.3093

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como total en ciertas tablas no sean una suma aritmética de las cifras que les preceden.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel Tecnología y Sistemas, Aerocer, Mercury Trust, BBVA Bancomer Financial Holdings (Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Bancomer Transfer Services), Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada dividida entre el promedio de la observación inicial y final del capital contable del período.

Estados Financieros

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2004

Grupo Financiero BBVA Bancomer Activo Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004
Disponibilidades	84,064	72,941	83,630	77,678	103,649
Inversiones en valores	**103,693**	**127,365**	**100,324**	**121,496**	**72,434**
Títulos para negociar	54,057	81,675	55,658	62,337	28,098
Títulos disponibles para la venta	6,190	2,672	2,763	17,081	5,827
Títulos conservados a vencimiento	43,446	43,018	41,903	42,078	38,509
Operaciones con valores y derivadas	**339**	**105**	**574**	**1,138**	**645**
Saldos deudores en operaciones de reporto	284	75	238	222	69
Operaciones con instrumentos financieros y derivados	40	29	326	904	576
Valores no asignados por liquidar	15	1	10	12	0
Cartera de crédito vigente	**250,070**	**259,053**	**253,961**	**261,204**	**266,846**
Crédito comercial	61,772	65,307	62,476	66,886	72,433
Crédito a entidades financieras	8,474	7,605	7,530	7,887	6,907
Crédito al consumo	24,197	25,928	27,340	30,983	35,153
Crédito a la vivienda	38,600	38,004	37,237	36,995	36,770
Crédito a entidades gubernamentales	33,385	39,767	37,753	36,141	35,726
Crédito al FOBAPROA o IPAB	83,642	82,442	81,625	82,312	79,857
Cartera de crédito vencida	**9,807**	**6,645**	**6,159**	**5,387**	**4,671**
Crédito comercial	2,547	1,318	1,277	786	510
Crédito a entidades financieras	2	2	2	2	2
Crédito al consumo	1,406	1,374	1,106	1,140	1,075
Crédito a la vivienda	5,852	3,951	3,774	3,459	3,084
Total cartera de crédito, bruta	**259,877**	**265,698**	**260,120**	**266,591**	**271,517**
Estimación preventiva para riesgos crediticios	(11,738)	(9,744)	(9,234)	(8,701)	(13,052)
Total cartera de crédito, neta	**248,139**	**255,954**	**250,886**	**257,890**	**258,465**
Otras cuentas por cobrar, neto	6,643	7,661	6,871	12,728	14,979
Bienes adjudicados, neto	3,111	2,688	2,622	2,554	1,311
Inmuebles, mobiliario y equipo, neto	15,146	15,096	15,049	14,826	14,635
Inversiones permanentes en acciones	3,761	4,445	4,355	4,516	8,807
Impuestos diferidos, neto	23,456	22,995	22,050	21,218	19,704
Otros activos	**6,225**	**6,330**	**6,213**	**6,095**	**5,962**
Crédito mercantil	5,049	4,975	4,901	4,826	4,752
Otros activos, cargos diferidos e intangibles	1,176	1,355	1,312	1,269	1,210
TOTAL ACTIVO	**494,577**	**515,580**	**492,574**	**520,139**	**500,591**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de septiembre de 2004

Grupo Financiero BBVA Bancomer Pasivo y Capital Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004
Captación tradicional	**335,320**	**372,618**	**353,243**	**371,887**	**368,540**
Depósitos de exigibilidad inmediata	154,271	185,531	174,975	185,483	183,851
Depósitos a plazo	181,049	187,087	178,268	186,404	184,689
Préstamos interbancarios y de otros organismos	**62,219**	**58,641**	**49,640**	**60,355**	**36,411**
De exigibilidad inmediata	7,836	12,739	0	26,364	9,388
De corto plazo	38,512	32,649	35,214	17,717	11,363
De largo plazo	15,871	13,253	14,426	16,274	15,660
Operaciones con valores y derivadas	**1,743**	**2,070**	**2,906**	**4,022**	**2,756**
Saldos acreedores en operaciones de reporto	263	418	238	140	81
Valores a entregar en operaciones de préstamo	1,149	932	890	2,777	2,293
Operaciones con instrumentos financieros y derivados	319	720	1,770	1,086	382
Valores no asignados por liquidar	12	0	8	19	0
Otras cuentas por pagar	**22,000**	**7,146**	**9,935**	**7,630**	**22,544**
ISR Y PTU por pagar	553	561	722	286	469
Acreedores diversos y otras cuentas por pagar	21,447	6,585	9,213	7,344	22,075
Obligaciones subordinadas en circulación	**5,694**	**5,501**	**5,252**	**2,547**	**2,652**
Créditos diferidos	**47**	**39**	**48**	**51**	**43**
Otros créditos diferidos	47	39	48	51	43
TOTAL PASIVO	**427,023**	**446,015**	**421,024**	**446,492**	**432,946**
Capital contribuido	**43,921**	**43,920**	**43,921**	**42,518**	**42,517**
Capital social	8,132	8,132	8,133	8,323	8,322
Prima en venta de acciones	35,789	35,788	35,788	34,195	34,195
Capital ganado	**17,349**	**19,321**	**21,349**	**24,649**	**18,941**
Reservas de capital	6,637	6,637	6,637	245	245
Resultado de ejercicios anteriores	7,141	7,142	15,038	20,592	14,061
Resultado por valuación de títulos disponibles para la venta	(282)	(554)	(422)	0	0
Resultado por conversión de operaciones extranjeras	0	0	0	0	0
Insuficiencia en la actualización del capital contable	0	0	0	0	0
Resultado por tenencia de activos no monetarios	(1,867)	(1,800)	(1,859)	(283)	(62)
Resultado neto	5,720	7,896	1,955	4,095	4,697
Total capital contable mayoritario	**61,270**	**63,241**	**65,270**	**67,167**	**61,458**
Interés minoritario en subsidiarias	506	527	611	638	493
Interes minoritario en notas de capital	5,778	5,797	5,669	5,842	5,694
TOTAL CAPITAL CONTABLE	**67,554**	**69,565**	**71,550**	**73,647**	**67,645**
TOTAL PASIVO Y CAPITAL CONTABLE	**494,577**	**515,580**	**492,574**	**520,139**	**500,591**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de septiembre de 2004

Grupo Financiero BBVA Bancomer
Cuentas de orden
Millones de pesos

OPERACIONES POR CUENTA DE TERCEROS		OPERACIONES POR CUENTA PROPIA	
Clientes cuentas corrientes	**5,428**	**Cuentas de riesgo propias**	**520,964**
Bancos de clientes	12	Avales otorgados	13
Liquidación de operaciones de clientes	5,416	Otras obligaciones contingentes	1,537
Premios de clientes	0	Apertura de créditos irrevocables	15,008
Valores de clientes	**198,693**	Bienes en fideicomiso o mandato	413,622
Valores de clientes recibidos en custodia	198,639	Bienes en custodia o en administración	73,636
Valores y documentos recibidos en garantía	54	Montos comprometidos en operaciones con FOBAPROA/IPAB	16,586
Operaciones por cuenta de clientes	**486**	Valores de la sociedad entregados en custodia	168
Operaciones de reporto de clientes	455	Valores gubernamentales de la sociedad entregados en custodia	394
Títulos dados en préstamo (prestamista)	24	Liquidacion con Divisas de las Sociedades en el Extranjero	0
Operaciones de compra (precio de la opción)	7	Valores de la sociedad entregados en garantía	0
Operaciones de banca de inversión por cuenta de terceros (neto)	59,929	**Operaciones de reporto**	**(12)**
Totales por cuenta de terceros	**264,536**	Títulos a recibir por reporto	97,827
Capital social histórico	1,020	(Menos) Acreedores por reporto	(97,872)
		Deudores por reporto	44,294
		(Menos) Títulos a entregar por reporto	(44,261)
		Total por cuenta propia	**520,952**
		Acciones entregadas en custodia	18,021,962,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2004

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004
Ingresos por intereses	11,335	12,513	12,164	12,441	12,746
Gastos por intereses	(6,171)	(6,931)	(6,731)	(6,220)	(6,257)
Margen financiero antes de resultado por posición monetaria	**5,164**	**5,582**	**5,433**	**6,221**	**6,489**
Resultado por posición monetaria	19	(3)	(92)	(6)	(77)
Margen financiero	**5,183**	**5,579**	**5,341**	**6,215**	**6,412**
Estimación preventiva para riesgos crediticios	(1,131)	(621)	(847)	(608)	(393)
Margen financiero ajustado por riesgos crediticios	**4,052**	**4,958**	**4,494**	**5,607**	**6,019**
Ingreso no financiero	**3,896**	**3,914**	**3,857**	**2,756**	**3,752**
Comisiones y tarifas cobradas	4,512	4,146	4,263	4,180	4,584
Comisiones y tarifas pagadas	(626)	(697)	(651)	(672)	(702)
Comisiones y tarifas, neto	**3,886**	**3,449**	**3,612**	**3,508**	**3,882**
Resultado por intermediación	10	465	245	(752)	(130)
Ingresos totales de la operación	**7,948**	**8,872**	**8,351**	**8,363**	**9,771**
Gastos de administración y promoción	(4,861)	(5,057)	(4,766)	(5,082)	(5,108)
Resultado de la operación	**3,087**	**3,815**	**3,585**	**3,281**	**4,663**
Otros productos (gastos), neto	(23)	(850)	(352)	26	(229)
Resultado por posición monetaria	(124)	(205)	(302)	(16)	(259)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,940**	**2,760**	**2,931**	**3,291**	**4,175**
ISR y PTU causado	(220)	(103)	(221)	(86)	(196)
ISR Y PTU diferido	(733)	(677)	(748)	(997)	(1,311)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,987**	**1,980**	**1,962**	**2,208**	**2,668**
Participación en el resultado de subsidiarias y asociadas	29	218	76	(41)	123
Resultado por operaciones continuas	**2,016**	**2,198**	**2,038**	**2,167**	**2,791**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	(2,106)
Utilidad neta antes de interés minoritario	**2,016**	**2,198**	**2,038**	**2,167**	**685**
Interés minoritario	(95)	(22)	(83)	(27)	(83)
Utilidad neta	**1,921**	**2,176**	**1,955**	**2,140**	**602**

Durante 3T04 BBVA Bancomer, S.A. y BBVA Bancomer Servicios, S.A. han iniciado la aplicación de las "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito" emitidas por la Comisión Nacional Bancaria y de Valores el 23 de julio del 2004, por lo que se refiere a cartera hipotecaria de vivienda y bienes adjudicados. Atendiendo a lo establecido en la Disposición Sexta Transitoria, el efecto financiero derivado de la primera aplicación de la citada normatividad ha sido registrado con cargo a los resultados de ejercicios anteriores dentro del capital contable, incrementando la reserva para bienes adjudicados y la estimación preventiva para riesgos crediticios de conformidad con lo siguiente:

Grupo Financiero BBVA Bancomer Millones de pesos Concepto	Monto BBVA Bancomer, S.A.	BBVA Bancomer Servicios, S.A.
Bienes adjudicados	1,002	164
Cartera Hipotecaria	5,300	0
Total	**6,302**	**164**

Dentro del total de Cartera Hipotecaria en BBVA Bancomer, S.A. hemos considerado los créditos reestructurados al amparo de los programas de apoyo a deudores implementados por el Gobierno Federal y con el fin de dar cumplimiento a lo establecido en las citadas Disposiciones, hemos reconocido las pérdidas derivadas del Programa Punto Final y del Esquema de Rentas.

De haberse registrado los movimientos descritos anteriormente en los resultados del ejercicio en lugar de resultados de ejercicios anteriores, se hubieran afectado los rubros de estimación preventiva para riesgos crediticios y otros gastos por concepto de cartera hipotecaria y bienes adjudicados, respectivamente.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004

Expresado en moneda de poder adquisitivo de septiembre de 2004

Grupo Financiero BBVA Bancomer **Estado de cambios en la situación financiera** Millones de pesos	
Actividades de operación	
Resultado antes de interés minoritario	4,890
Más (menos) cargos (créditos) a resultados que no requirieron (generaron) recursos	
Resultados por valuación a valor razonable	(898)
Estimación preventiva para riesgos crediticios	1,848
Depreciación y amortización	1,282
Impuestos diferidos	3,056
Provisión para obligaciones diversas	639
Participación en el resultado de subsidiarias y asociadas	(157)
	10,660
Disminución (aumento) de partidas relacionadas con la operación	
Disminución (aumento) en captación tradicional	(4,079)
Disminución de cartera de crédito	(9,702)
Disminución (aumento) en operaciones de tesorería (inversiones en valores y operaciones con valores)	56,222
Disminución en operaciones con instrumentos financieros derivados con fines de negociación	(207)
Aumento en préstamos interbancarios y de otros organismos	(22,230)
Recursos generados por la operación	**30,664**
Actividades de financiamiento	
Obligaciones subordinadas en circulación	(2,849)
Pago de dividendos en efectivo de AFORE Bancomer (cap.minoritario)	(228)
Capital contable	35
Interés minoritario en emisión de notas de capital	(103)
Recursos (utilizados) generados en actividades de financiamiento	**(3,145)**
Actividades de Inversión	
Adiciones de activo fijo, neto de retiros	(688)
Disminución en inversiones permanentes en acciones	(4,014)
Disminución en bienes adjudicados	202
Otros activos, otros pasivos, cargos y créditos diferidos, neto	7,689
Recursos (utilizados) generados en actividades de inversión	**3,189**
Aumento de efectivo y equivalentes	30,708
Efectivo y equivalentes al principio del período	72,941
Efectivo y equivalentes al final del período	**103,649**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004

Expresado en moneda de poder adquisitivo de septiembre de 2004

Grupo Financiero BBVA Bancomer
Estado de variaciones en el capital contable
Millones de pesos

	CAPITAL CONTABLE MAYORITARIO											
	Capital Contribuido		Capital Ganado									
	Capital social	Prima en venta de acciones	Reservas de capital	Resultado ejercicios anteriores	Resultado valuación de títulos	Resultado conversión operaciones extranjeras	Insuficiencia actualización capital contable	Resultado tenencia activos no monetarios	Resultado neto	Interés minoritario subsidiarias	Interés minoritario notas de capital	Total capital contable
Saldos al 31 de diciembre de 2003	**8,132**	**35,788**	**6,637**	**7,142**	**(554)**			**(1,800)**	**7,896**	**527**	**5,797**	**69,565**
Movimientos inherentes a decisiones de accionistas												
Capital mayoritario												
Traspaso del resultado del ejercicio 2003				7,896					(7,896)			0
Capitalización de la actualización	190	(1,593)	(296)	(542)				2,241				**0**
Traspaso del resultado por valuación de DPVs al resultado por tenencia de activos no monetarios					400			(400)				0
Cancelación de la reserva para compra de acciones			(6,096)	6,096								**0**
Pago de dividendos Afore Bancomer										(227)	0	(227)
Total	**190**	**(1,593)**	**(6,392)**	**13,450**	**400**			**1,841**	**(7,896)**	**(227)**	**0**	**(227)**
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									4,697	193		4,890
Erosión monetaria de notas de capital											(103)	(103)
Resultado por tenencia de activos no monetarios								(103)				(103)
Resultado por valuación de títulos disponibles para la venta					154							154
Reclasificación del resultado por conversión de subs. extranjeras												
Aplicación de Nuevas disposiciones de calificacion de cartera crediticia				(6,531)								(6,531)
Total				**(6,531)**	**154**			**(103)**	**4,697**	**193**	**(103)**	**(1,693)**
Saldos al 30 de Septiembre de 2004	**8,322**	**34,195**	**245**	**14,061**				**(62)**	**4,697**	**493**	**5,694**	**67,645**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de septiembre de 2004

Negocio Bancario BBVA Bancomer Activo Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004
Disponibilidades	83,985	72,852	83,543	77,648	103,623
Inversiones en valores	**102,940**	**126,718**	**99,779**	**120,983**	**71,928**
Títulos para negociar	53,304	81,028	55,113	61,824	27,592
Títulos disponibles para la venta	6,190	2,672	2,763	17,081	5,827
Títulos conservados a vencimiento	43,446	43,018	41,903	42,078	38,509
Operaciones con valores y derivadas	**339**	**105**	**574**	**1,134**	**634**
Saldos deudores en operaciones de reporto	284	75	238	222	69
Operaciones con instrumentos financieros y derivados	40	29	326	900	565
Valores no asignados por liquidar	15	1	10	12	0
Cartera de crédito vigente	**250,076**	**259,059**	**253,967**	**261,210**	**266,852**
Crédito comercial	61,772	65,307	62,476	66,886	72,433
Crédito a entidades financieras	8,474	7,605	7,530	7,887	6,907
Crédito al consumo	24,197	25,928	27,340	30,983	35,153
Crédito a la vivienda	38,606	38,010	37,243	37,001	36,776
Crédito a entidades gubernamentales	33,385	39,767	37,753	36,141	35,726
Crédito al FOBAPROA o IPAB	83,642	82,442	81,625	82,312	79,857
Cartera de crédito vencida	**9,807**	**6,645**	**6,159**	**5,387**	**4,671**
Crédito comercial	2,547	1,318	1,277	786	510
Crédito a entidades financieras	2	2	2	2	2
Crédito al consumo	1,406	1,374	1,106	1,140	1,075
Crédito a la vivienda	5,852	3,951	3,774	3,459	3,084
Total cartera de crédito, bruta	**259,883**	**265,704**	**260,126**	**266,597**	**271,523**
Estimación preventiva para riesgos crediticios	(11,738)	(9,744)	(9,234)	(8,701)	(13,052)
Total cartera de crédito, neta	**248,145**	**255,960**	**250,892**	**257,896**	**258,471**
Otras cuentas por cobrar, neto	6,428	7,554	6,574	12,584	14,821
Bienes adjudicados, neto	3,111	2,688	2,622	2,554	1,311
Inmuebles, mobiliario y equipo, neto	15,131	15,077	15,031	14,809	14,617
Inversiones permanentes en acciones	2,060	2,555	2,528	2,497	2,525
Impuestos diferidos, neto	23,251	22,805	21,880	21,071	19,573
Otros activos	**2,837**	**2,989**	**2,922**	**2,855**	**2,771**
Crédito mercantil	1,668	1,644	1,619	1,596	1,571
Otros activos, cargos diferidos e intangibles	1,169	1,345	1,303	1,259	1,200
TOTAL ACTIVO	**488,227**	**509,303**	**486,345**	**514,031**	**490,274**

NEGOCIO BANCARIO CON SUBSIDIARIAS

BALANCE GENERAL (Continuación)

Expresado en moneda de poder adquisitivo de septiembre de 2004

Negocio Bancario BBVA Bancomer Pasivo y Capital Millones de pesos	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Sep 2004
Captación tradicional	**336,842**	**374,264**	**355,040**	**373,992**	**370,162**
Depósitos de exigibilidad inmediata	154,280	185,557	174,981	185,492	183,863
Depósitos a plazo	182,562	188,707	180,059	188,500	186,299
Préstamos interbancarios y de otros organismos	**62,219**	**58,641**	**49,640**	**60,355**	**36,411**
De exigibilidad inmediata	7,836	12,739	0	26,364	9,388
De corto plazo	38,512	32,649	35,214	17,717	11,363
De largo plazo	15,871	13,253	14,426	16,274	15,660
Operaciones con valores y derivadas	**1,743**	**2,070**	**2,906**	**4,022**	**2,756**
Saldos acreedores en operaciones de reporto	263	418	238	140	81
Valores a entregar en operaciones de préstamo	1,149	932	890	2,777	2,293
Operaciones con instrumentos financieros y derivados	319	720	1,770	1,086	382
Valores no asignados por liquidar	12	0	8	19	0
Otras cuentas por pagar	**22,610**	**7,798**	**10,547**	**8,234**	**22,287**
ISR Y PTU por pagar	508	555	707	258	431
Acreedores diversos y otras cuentas por pagar	22,102	7,243	9,840	7,976	21,856
Obligaciones subordinadas en circulación	**5,694**	**5,501**	**5,252**	**2,547**	**2,652**
Créditos diferidos	**47**	**39**	**48**	**51**	**43**
Otros créditos diferidos	47	39	48	51	43
TOTAL PASIVO	**429,155**	**448,313**	**423,433**	**449,201**	**434,311**
Capital contribuido	**33,460**	**33,460**	**33,460**	**34,352**	**32,544**
Capital social	17,503	17,502	17,503	19,105	17,297
Prima en venta de acciones	15,957	15,958	15,957	15,247	15,247
Capital ganado	**19,328**	**21,206**	**23,173**	**23,998**	**17,233**
Reservas de capital	4,464	4,464	4,464	4,988	4,989
Resultado de ejercicios anteriores	9,691	9,691	17,141	15,836	8,417
Resultado por valuación de títulos disponibles para la venta	(249)	(553)	(418)	(743)	(489)
Resultado por conversión de operaciones extranjeras	0	0	0	0	0
Insuficiencia en la actualización del capital contable	0	0	0	0	0
Resultado por tenencia de activos no monetarios	70	155	95	60	27
Resultado neto	5,352	7,449	1,891	3,857	4,289
Total capital contable mayoritario	**52,788**	**54,666**	**56,633**	**58,350**	**49,777**
Interés minoritario en subsidiarias	506	527	610	638	492
Interes minoritario en notas de capital	5,778	5,797	5,669	5,842	5,694
TOTAL CAPITAL CONTABLE	**59,072**	**60,990**	**62,912**	**64,830**	**55,963**
TOTAL PASIVO Y CAPITAL CONTABLE	**488,227**	**509,303**	**486,345**	**514,031**	**490,274**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de septiembre de 2004

Negocio Bancario **Cuentas de Orden** Millones de pesos	
OPERACIONES POR CUENTA PROPIA	
Avales otorgados	13
Otras obligaciones contingentes	1,537
Apertura de créditos irrevocables	15,008
Bienes en fideicomiso o mandato	413,622
Bienes en custodia o en administración	73,636
Montos comprometidos en operaciones con FOBAPROA/IPAB	16,586
Operaciones de banca de inversión por cuenta de terceros (neto)	59,929
	580,331
Operaciones de reporto	**(12)**
Títulos a recibir por reporto	97,827
(Menos) Acreedores por reporto	(97,872)
Deudores por reporto	44,294
(Menos) Títulos a entregar por reporto	(44,261)

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de septiembre de 2004

Millones de pesos	Bancomer	Bancomer Servicios
Disponibilidades	103,623	9
Inversiones en valores	**70,336**	**1,592**
Títulos para negociar	26,155	1,437
Títulos disponibles para la venta	5,672	155
Títulos conservados a vencimiento	38,509	0
Operaciones con valores y derivados	**636**	**2**
Saldos deudores en operaciones de reportos	70	2
Operaciones con instrumentos derivados	566	0
Valores no asignados por liquidar	0	0
Cartera de crédito vigente	**266,852**	**0**
Créditos comerciales	72,433	0
Créditos a entidades financieras	6,907	0
Créditos al consumo	35,153	0
Créditos a la vivienda	36,776	0
Créditos a entidades gubernamentales	35,726	0
Créditos al Fobaproa o al IPAB	79,857	0
Cartera de crédito vencida	**4,671**	**0**
Créditos comerciales	510	0
Créditos a entidades financieras	2	0
Créditos al consumo	1,075	0
Créditos a la vivienda	3,084	0
Total Cartera de crédito (bruta)	**271,523**	**0**
Estimación preventiva para riesgos crediticios	(13,052)	0
Total Cartera de crédito (neta)	**258,471**	**0**
Otras cuentas por cobrar (neto)	14,747	395
Bienes adjudicados	1,284	27
Inmuebles, mobiliario y equipo (neto)	14,554	63
Inversiones permanentes en acciones	2,496	29
Impuestos diferidos (neto)	17,610	1,962
Otros activos	**2,771**	**0**
Crédito Mercantil	1,571	0
Otros activos, cargos diferidos e intangibles	1,200	0
TOTAL ACTIVO	**486,528**	**4,079**
Captación	**370,171**	**0**
Depósitos de exigibilidad inmediata	183,872	0
Depósitos a plazo	186,299	0
Préstamos interbancarios y de otros organismos	**36,411**	**0**
De exigibilidad inmediata	9,388	0
De corto plazo	11,363	0
De largo plazo	15,660	0
Operaciones con valores y derivados	**2,758**	**1**
Saldos acreedores en operaciones de reporto	83	1
Valores a entregar en operaciones de préstamo	2,293	0
Operaciones con instrumentos derivados	382	0
Valores no asignados por liquidar	0	0
Otras cuentas por pagar	**22,461**	**146**
ISR y PTU por pagar	431	0
Acreedores diversos y otras cuentas por pagar	22,030	146
Obligaciones subordinadas en circulación	**2,652**	**0**
Créditos diferidos	**25**	**18**
TOTAL PASIVO	**434,478**	**165**
Capital contribuido	**29,720**	**2,824**
Capital social	14,497	2,800
Prima en suscripción de acciones	15,223	24
Capital ganado	**16,144**	**1,090**
Reservas de capital	4,432	557
Resultado de ejercicios anteriores	8,580	(163)
Resultado por valuación de títulos disponibles para la venta	(489)	0
Resultado por tenencia de activos no monetarios	30	(2)
Resultado neto	3,591	698
Capital contable mayoritario	**45,864**	**3,914**
Interés minoritario en subsidiarias	492	0
Interés minoritario en notas de capital	5,694	0
TOTAL CAPITAL CONTABLE	**52,050**	**3,914**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de septiembre de 2004

Negocio Bancario BBVA Bancomer Estado de resultados Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004
Ingresos por intereses	11,340	12,505	12,158	12,437	12,740
Gastos por intereses	(6,202)	(6,951)	(6,758)	(6,253)	(6,319)
Margen financiero antes de resultado por posición monetaria	**5,138**	**5,554**	**5,400**	**6,184**	**6,421**
Resultado por posición monetaria	36	35	(54)	(5)	(17)
Margen financiero	**5,174**	**5,589**	**5,346**	**6,179**	**6,404**
Estimación preventiva para riesgos crediticios	(1,131)	(621)	(847)	(608)	(393)
Margen financiero ajustado por riesgos crediticios	**4,043**	**4,968**	**4,499**	**5,571**	**6,011**
Ingreso no financiero	**3,712**	**3,753**	**3,684**	**2,596**	**3,615**
Comisiones y tarifas cobradas	4,345	3,995	4,105	4,015	4,455
Comisiones y tarifas pagadas	(633)	(703)	(665)	(669)	(712)
Comisiones y tarifas, neto	**3,712**	**3,292**	**3,440**	**3,346**	**3,743**
Resultado por intermediación	0	461	244	(750)	(128)
Ingresos totales de la operación	**7,755**	**8,721**	**8,183**	**8,167**	**9,626**
Gastos de administración y promoción	(4,769)	(4,982)	(4,693)	(5,018)	(5,016)
Resultado de la operación	**2,986**	**3,739**	**3,490**	**3,149**	**4,610**
Otros productos (gastos), neto	(22)	(826)	(324)	24	(207)
Resultado por posición monetaria	(115)	(191)	(289)	(14)	(258)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,849**	**2,722**	**2,877**	**3,159**	**4,145**
ISR y PTU causado	(217)	(88)	(201)	(69)	(183)
ISR Y PTU diferido	(696)	(663)	(726)	(976)	(1,295)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,936**	**1,971**	**1,950**	**2,114**	**2,667**
Participación en el resultado de subsidiarias y asociadas	(59)	148	24	(121)	9
Resultado por operaciones continuas	**1,877**	**2,119**	**1,974**	**1,993**	**2,676**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	(2,161)
Utilidad neta antes de interés minoritario	**1,877**	**2,119**	**1,974**	**1,993**	**515**
Interés minoritario	(95)	(22)	(83)	(27)	(83)
Utilidad neta	**1,782**	**2,097**	**1,891**	**1,966**	**432**

Durante 3T04 BBVA Bancomer, S.A. y BBVA Bancomer Servicios, S.A. han iniciado la aplicación de las "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito" emitidas por la Comisión Nacional Bancaria y de Valores el 23 de julio del 2004, por lo que se refiere a cartera hipotecaria de vivienda y bienes adjudicados. Atendiendo a lo establecido en la Disposición Sexta Transitoria, el efecto financiero derivado de la primera aplicación de la citada normatividad ha sido registrado con cargo a los resultados de ejercicios anteriores dentro del capital contable, incrementando la reserva para bienes adjudicados y la estimación preventiva para riesgos crediticios de conformidad con lo siguiente:

Grupo Financiero BBVA Bancomer Millones de pesos Concepto	Monto BBVA Bancomer, S.A.	BBVA Bancomer Servicios, S.A.
Bienes adjudicados	1,002	164
Cartera Hipotecaria	5,300	0
Total	**6,302**	**164**

Dentro del total de Cartera Hipotecaria en BBVA Bancomer, S.A. hemos considerado los créditos reestructurados al amparo de los programas de apoyo a deudores implementados por el Gobierno Federal y con el fin de dar cumplimiento a lo establecido en las citadas Disposiciones, hemos reconocido las pérdidas derivadas del Programa Punto Final y del Esquema de Rentas.

De haberse registrado los movimientos descritos anteriormente en los resultados del ejercicio en lugar de resultados de ejercicios anteriores, se hubieran afectado los rubros de estimación preventiva para riesgos crediticios y otros gastos por concepto de cartera hipotecaria y bienes adjudicados, respectivamente.

1. Operaciones con Valores y Derivados

1.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Grupo Financiero BBVA Bancomer
Operaciones de reportos
Millones de pesos

	Gubernamental	Bancario	Total
Títulos a recibir	111,832	4,560	**116,392**
Acreedores por reporto	(111,913)	(4,560)	**(116,473)**
Títulos a entregar	(60,426)	(2,400)	**(62,826)**
Deudores por reporto	60,495	2,400	**62,895**

1.2 Operaciones con Instrumentos Financieros Derivados

Fines de Negociación

Futuros*		
Subyacente	**Compra**	**Venta**
USD	270	4,112
Euro	-	-
MXN	633	-
JY	-	-
T BILL	-	5,340
M10	-	-
TIIE	19,818	228,176
Cetes	400	600
IPC	21	24
Bono M10	37	69
Acciones	-	2

Contratos Adelantados		
Subyacente	**Compra**	**Venta**
USD *	68,067	96,164
Otras divisas	-	-
Acciones	4	-
TIIE **	-	-
Libor **	22,777	-

Opciones **				
	Call		**Put**	
Subyacente	**Emitidas**	**Compradas**	**Emitidas**	**Compradas**
USD	1,286	1,253	740	1,537
ADRs	-	83	-	-
Acciones	-	-	-	-
IPC	305	306	16	2
Warrant (IPC)	354	147	-	-
Warrant (Acciones)	117	-	-	-
Tasa de interes	730	-	-	-
Opciones sobre futuros	-	-	-	-
Swaption	-	-	-	-

Swaps de Divisas *		
Divisa	**Por recibir**	**A entregar**
MXN	17,725	26,049
USD	35,335	19,662
UDI	1,791	8,373
JPY	860	860
Euro	-	353

Swaps de Tasa de Interés **	
MXN	369,874
USD	17,657
UDI	-

Swaps de Acciones	
Acciones	5

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

Fines de Cobertura

	Opciones **			
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de interés	-	75	-	-

	Swaps de Divisas *	
Divisa	Por recibir	A entregar
MXN	21,225	-
USD	215	21,541
JPY	-	84
EURO	-	1,064

Swaps de Tasa de Interés **	
MXN	26,500
USD	-
UDI	97

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

2. Valor en Riesgo

2.1 Títulos para Negociar

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos para negociar Millones de pesos	3T 2003	2T 2004	3T 2004
VeR 1 día	112	211	79
Ver 10 días	349	655	246

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos para negociar Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	83	263
Renta variable	4	11
Cambios	13	42
Total	**79**	**246**

2.2 Títulos Disponibles para la Venta

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	3T 2003	2T 2004	3T 2004
VeR 1 día	56	14	8
Ver 10 días	149	35	25

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	4	17
Renta variable	7	22
Total	**8**	**25**

3. Intermediación

Grupo Financiero BBVA Bancomer Ingresos por intermediación Millones de pesos	Resultados de los 9M04 por valuación	Resultados de los 9M04 por compraventa	TOTAL
Inversiones en valores	**(31)**	**(1,079)**	**(1,110)**
Renta variable	(25)	60	**35**
Renta fija	(6)	(1,139)	**(1,145)**
Operaciones en reporto	**252**	(74)	**178**
Operaciones con instrumentos financieros derivados	676	(915)	**(239)**
Total	**897**	**(2,068)**	**(1,171)**

4. Deuda

Grupo Financiero BBVA Bancomer Préstamos interbancarios y de otros organismos Millones de pesos	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004
Moneda nacional	**51,089**	**49,566**	**35,746**	**44,426**	**22,006**
Tasa	4.6%	5.6%	6.0%	6.4%	6.6%
Moneda extranjera	**11,130**	**9,075**	**13,894**	**15,929**	**14,405**
Tasa	4.0%	4.2%	3.5%	3.2%	2.8%
Total	**62,219**	**58,641**	**49,640**	**60,355**	**36,411**
Tasa	4.5%	5.4%	5.4%	5.4%	5.1%

5. Capitalización

Negocio Bancario BBVA Bancomer Activos en riesgo Millones de pesos	Negocio Bancario Activos ponderados por riesgo	Negocio Bancario Capital requerido	Bancomer Activos ponderados por riesgo	Bancomer Capital requerido	Bancomer Servicios Activos ponderados por riesgo	Bancomer Servicios Capital requerido
Activos en riesgo de crédito	**199,175**	**15,934**	**197,608**	**15,809**	**1,567**	**125**
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	17,206	1,376	16,915	1,353	291	23
Grupo III (ponderados al 100%)	181,969	14,558	180,693	14,456	1,276	102
Activos en riesgo de mercado	**74,761**	**5,981**	**74,622**	**5,970**	**139**	**11**
Operaciones en moneda nacional con tasa nominal	54,669	4,373	54,530	4,362	139	11
Operaciones en moneda nacional con tasa real o denominadas en UDIS	2,499	200	2,499	200		
Operaciones en moneda extranjera con tasa nominal	12,882	1,031	12,882	1,031		
Posiciones en UDIS o con rendimiento referido al INPC	4	0	4	0		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	2,938	235	2,938	235		
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	1,769	142	1,769	142		
Total con riesgo de crédito y de mercado	**273,936**	**21,915**	**272,230**	**21,779**	**1,706**	**136**

Negocio Bancario BBVA Bancomer Capital neto Millones de pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital básico	**34,341**	**31,797**	**2,544**
Capital contable	49,778	45,864	3,914
Obligaciones subordinadas e instrumentos de capitalización	4,147	4,147	0
Deducción de inversiones en instrumentos subordinados			
Deducción de inversiones en acciones de entidades financieras	(4,126)	(4,112)	(14)
Deducción de inversiones en acciones no financieras	(1,800)	(1,645)	(155)
Deducción de financiamientos otorgados para adquisición de acciones del banco o entidades del grupo			
Deducción de impuestos diferidos	(11,092)	(9,891)	(1,201)
Gastos de organización y otros intangibles	(2,566)	(2,566)	0
Otros activos que se restan	0	0	0
Capital complementario	**4,715**	**4,715**	**0**
Obligaciones e instrumentos de capitalización	2,547	2,547	0
Reservas preventivas por riesgos crediticios generales	2,168	2,168	0
Deducción de títulos subordinados			
Capital neto	**39,056**	**36,512**	**2,544**

6. Obligaciones

Grupo Financiero BBVA Bancomer Obligaciones Millones de pesos	Saldo Sep-04	Fecha Vencimiento	Tasa
BANCOMER-98 no convertibles	2,500	28-Sep-06	TIIE28
Intereses devengados no pagados	152		
Total	**2,652**		

7. Calificaciones de deuda

BBVA Bancomer Calificaciones de deuda	Largo Plazo Pesos	Largo Plazo Moneda Extranjera	Largo Plazo Escala Nacional	Corto Plazo Pesos	Corto Plazo Moneda Extranjera	Corto Plazo Escala Nacional
Standard & Poor's	BBB+	BBB-	N.A.	A-2	A-3	N.A.
Moody's	A1	A3*	Aaa.mx	P-1	P-2	MX-1
Fitch	BBB+	BBB-	AAA (mex)	F2	F3	F1+ (mex)

** Calificación para bonos.*

8. Tenencia accionaria de GFBB por subsidiaria

Grupo Financiero BBVA Bancomer Tenencia accionaria	3T 2003	4T 2003	1T 2004	2T 2004	3T 2004
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Contactos

Yvonne Ochoa Rosellini
Ildefonso Buendía Pérez
Tel. (5255) 5621-5875/5679
Fax. (5255) 5621-6161 Ext 17119
www.bancomer.com
investor_relations@bancomer.com

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-5679
Fax. (5255) 5621-6161
Ext 17119

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

3Q04 Earnings

October 25, 2004

Contents

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income of Ps. 2,763 million in 3Q04, 43.8% higher than in 3Q03 and accumulated net income for 9M04 of Ps. 6,858 million, 19.9% higher than in 9M03. This income does not take in consideration payment made to Fobaproa
- Net interest income before monetary result of Ps. 6,489 million in 3Q04, 25.7% higher than the one reported in 3Q03 and of Ps. 18,143 million in 9M04, 14.3% higher than in 9M03
- Net interest margin before monetary result of 5.6% in 3Q04 compared to 4.7% in 3Q03 and to 5.3% in 2Q04
- Net fee and commission income of Ps. 11,002 million in 9M04 rising 4.8% or Ps. 504 million against 9M03
- Non-interest expense of Ps. 5,108 million in 3Q04 and for 9M04 of Ps. 14,956 million with an efficiency ratio of 50.3% in 3Q04 and of 52.8% in 9M04
- Total loans to the private sector excluding UDI trusts grow 21.2% from September 2003 to September 2004 and 8.5% from June to September 2004
- Commercial lending in pesos excluding UDI trusts as of September 2004 increased 39.3% over the past twelve months and 22.9% during the quarter
- Consumer lending as of September 2004 reaches annualized growth of 45.3% and a quarterly growth of 13.5%
- Mortgage loans excluding UDI trusts increased 20.4% from September 2003 to September de 2004 and 10.5% from June to September 2004
- Demand deposits reached Ps. 183,851 million as of September 2004, increasing 19.2% or Ps. 29,580 million compared to September 2003
- Branch time deposits plus mutual funds amounted to Ps. 243,852 million as of September 2004, a 5.7% increase or Ps. 13,163 million over the last twelve months

Group Subsidiaries

- Net income for the Banking Business reached Ps. 2,593 million in 3Q04, a 45.5% increase over 3Q03, and of Ps. 6,450 million over 9M04, 20.5% higher than that of 9M03. This income does not take into consideration payment made to Fobaproa
- Capitalization ratio for the Banking Business was 14.3% as of September 2004 with a Tier 1 ratio of 12.5%
- Seguros Bancomer registered net income of Ps. 342 million in 9M04
- *Pensiones Bancomer reported net income of Ps. 155 million in 9M04*
- Casa de Bolsa Bancomer reached net income of Ps. 89 million in 9M04
- Bancomer Gestión obtained net income of Ps. 71 million in 9M04

Bank Subsidiaries

- Afore Bancomer reported net income of Ps. 770 million in 9M04
- Bancomer Transfer Services registered net income of Ps. 109 million in 9M04

Group Net Income (Ps. million)


6,858*
5,720
4,697
1,921
2,176
1,955
2,140
2,763*
602
9M03
9M04
3Q03
4Q03
1Q04
2Q04
3Q04

Group Earnings per Share (Ps. nominal)


0.74*
0.59
0.51
0.20
0.23
0.21
0.23
0.30*
0.06
9M03
9M04
3Q03
4Q03
1Q04
2Q04
3Q04

Group ROAE (% annualized)


17.2*
13.1
14.7*
10.0
12.7
14.0
12.2
12.9
3.7
9M03
9M04
3Q03
4Q03
1Q04
2Q04
3Q04

Group ROAA (% annualized)


2.2*
1.8*
1.6
1.2
1.6
1.7
1.6
1.7
0.5
9M03
9M04
3Q03
4Q03
1Q04
2Q04
3Q04

Capitalization Ratio (%)


15.8
16.4
18.2
17.2
14.3
2.3
2.2
2.0
1.6
1.8
13.5
14.2
16.2
15.6
12.5
3Q03
4Q03
1Q04
2Q04
3Q04
Tier I
Tier II

*Excluding payment made to Fobaproa

Summary of Results

Grupo Financiero BBVA Bancomer Net income Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Grupo Financiero BBVA Bancomer	**1,921**	**2,176**	**1,955**	**2,140**	**602**	**5,720**	**4,697**	**(71.9%)**	**(68.7%)**	**(17.9%)**
Holding company	(58)	(76)	(78)	(32)	(26)	(143)	(136)	(18.8%)	(55.2%)	(4.9%)
Banking Business	1,782	2,097	1,891	1,966	432	5,352	4,289	(78.0%)	(75.8%)	(19.9%)
Insurance Business [1]	162	150	113	153	194	444	460	26.8%	19.8%	3.6%
Casa de Bolsa Bancomer	35	17	23	53	13	88	89	(75.5%)	(62.9%)	1.1%
Bancomer Gestión	28	24	23	25	23	74	71	(8.0%)	(17.9%)	(4.1%)
Minority interest and others [2]	(28)	(36)	(17)	(25)	(34)	(95)	(76)	36.0%	21.4%	(20.0%)

(1) Including net income of Seguros Bancomer, Pensiones Bancomer and Preventis.

(2) Including minority interest of Seguros Bancomer, Preventis and net income of Fianzas Probursa.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
INCOME STATEMENT										
Net interest income before monetary gain (loss)	**5,164**	**5,582**	**5,433**	**6,221**	**6,489**	**15,876**	**18,143**	**4.3%**	**25.7%**	**14.3%**
Net interest income after loan-loss provisions	4,052	4,958	4,494	5,607	6,019	12,721	16,120	7.3%	48.5%	26.7%
Net fee and commission income	3,886	3,449	3,612	3,508	3,882	10,498	11,002	10.7%	(0.1%)	4.8%
Trading income	10	465	245	(752)	(130)	824	(637)	(82.7%)	n.a.	n.a.
Total operating revenue	**7,948**	**8,872**	**8,351**	**8,363**	**9,771**	**24,043**	**26,485**	**16.8%**	**22.9%**	**10.2%**
Non-interest expense	(4,861)	(5,057)	(4,766)	(5,082)	(5,108)	(14,366)	(14,956)	0.5%	5.1%	4.1%
Operating income	**3,087**	**3,815**	**3,585**	**3,281**	**4,663**	**9,677**	**11,529**	**42.1%**	**51.1%**	**19.1%**
Income from ongoing operations	2,016	2,198	2,038	2,167	2,791	5,942	6,996	28.8%	38.4%	17.7%
Discontinued operations, extraordinary items and changes in accounting standards, net	**0**	**0**	**0**	**0**	**(2,106)**	**0**	**(2,106)**	**n.a.**	**n.a.**	**n.a.**
Net income	1,921	2,176	1,955	2,140	602	5,720	4,697	(71.9%)	(68.7%)	(17.9%)

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
BALANCE SHEET									
Cash and due from banks	84,064	72,941	83,630	77,678	103,649	(7.1%)	33.4%	31.5%	23.3%
Investments in securities and trading with securities and derivatives	104,032	127,470	100,898	122,634	73,079	21.5%	(40.4%)	2.2%	(29.8%)
Total performing loans	250,070	259,053	253,961	261,204	266,846	2.9%	2.2%	0.7%	6.7%
Total non-performing loans	9,807	6,645	6,159	5,387	4,671	(12.5%)	(13.3%)	(15.8%)	(52.4%)
Total loans, gross	259,877	265,698	260,120	266,591	271,517	2.5%	1.8%	(0.1%)	4.5%
Loan-loss provisions	(11,738)	(9,744)	(9,234)	(8,701)	(13,052)	(5.8%)	50.0%	(7.6%)	11.2%
Total loans, net	248,139	255,954	250,886	257,890	258,465	2.8%	0.2%	0.3%	4.2%
Deferred taxes, net	23,456	22,995	22,050	21,218	19,704	(3.8%)	(7.1%)	(2.8%)	(16.0%)
Other assets	34,886	36,220	35,110	40,719	45,694	16.0%	12.2%	(1.2%)	31.0%
Total assets	**494,577**	**515,580**	**492,574**	**520,139**	**500,591**	**5.6%**	**(3.8%)**	**4.7%**	**1.2%**
Demand and time deposits	335,320	372,618	353,243	371,887	368,540	5.3%	(0.9%)	(1.2%)	9.9%
Interbank and other loans	62,219	58,641	49,640	60,355	36,411	21.6%	(39.7%)	13.3%	(41.5%)
Outstanding subordinated debentures	5,694	5,501	5,252	2,547	2,652	(51.5%)	4.1%	3.9%	(53.4%)
Other liabilities	23,790	9,255	12,889	11,703	25,343	(9.2%)	116.6%	211.1%	6.5%
Total liabilities	**427,023**	**446,015**	**421,024**	**446,492**	**432,946**	**6.0%**	**(3.0%)**	**4.8%**	**1.4%**
Total shareholders' equity	**67,554**	**69,565**	**71,550**	**73,647**	**67,645**	**2.9%**	**(8.1%)**	**3.6%**	**0.1%**

Share Data and Business Ratios

Grupo Financiero BBVA Share data	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
PER SHARE DATA										
Earnings per share (EPS) (nominal	0.20	0.23	0.21	0.23	0.06	0.59	0.51	(71.5%)	(67.1%)	(13.8%)
Earnings per share (EPS) (constant	0.21	0.23	0.21	0.23	0.06	0.62	0.51	(71.9%)	(68.7%)	(17.9%)
Trailing 12-month EPS (12m EPS) (constant pesos as of each	0.79	0.82	0.85	0.87	0.74	0.79	0.74	(14.9%)	(5.7%)	(5.7%)
Per share book value (BV) (nominal	6.29	6.61	6.93	7.14	6.62	6.29	6.62	(7.2%)	5.3%	5.3%
Per share book value (BV) (constant	6.60	6.82	7.04	7.24	6.62	6.60	6.62	(8.5%)	0.3%	0.3%
Total outstanding shares (millions, end of	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Closing price	9.61	9.60	12.00	12.00	12.00	9.61	12.00	0.0%	24.9%	24.9%
Market capitalization (millions of nominal	89,152	89,059	111,324	111,324	111,324	89,152	111,324	0.0%	24.9%	24.9%
Average daily traded volume (millions of	10.8	11.6	32.2	0.4	0.0	9.2	10.8	(97.6%)	(99.9%)	17.5%
Average daily traded volume (millions of nominal	97.0	111.4	373.6	5.4	0.1	80.7	125.0	(97.6%)	(99.9%)	54.9%
Closing price / 12m EPS (constant pesos as of each period)	12.2	11.6	14.1	13.8	16.2	12.2	16.2	17.6%	32.5%	32.5%
Closing price / BV (nominal pesos) (P/BV)	1.5	1.5	1.7	1.7	1.8	1.5	1.8	7.8%	18.6%	18.6%
PER ADR DATA										
Ordinary Series B shares per ADF	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Earnings per ADR (dollars)	0.36	0.40	0.37	0.40	0.11	1.10	0.90	(71.3%)	(68.7%)	(18.4%)
Book value per ADR (dollars)	11.43	11.76	12.41	12.39	11.63	11.43	11.63	(6.1%)	1.8%	1.8%

Grupo Financiero BBVA Bancomer Business ratios	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004
INFRASTRUCTURE							
Branches	1,643	1,653	1,653	1,653	1,658	1,643	1,658
ATMs	3,875	3,971	3,981	3,989	4,017	3,875	4,017
Employees							
Financial Group	28,613	29,476	29,150	28,750	28,636	28,613	28,636
Banking Business	25,146	25,230	25,088	24,743	24,724	25,146	24,724
PROFITABILITY RATIOS (%)							
Net interest margin (annualized)	4.7	4.8	4.7	5.3	5.6	4.9	5.3
Efficiency ratio (non-interest expense / operating revenues excluding provisions)	53.5	53.3	51.8	56.7	50.3	52.5	52.8
Efficiency ratio (non-interest expense / operating revenues excluding provisions and trading)	53.6	56.0	53.2	52.3	49.6	54.1	51.6
Net fee and commission income / non-interest expense	79.9	68.2	75.8	69.0	76.0	73.1	73.6
Return on average equity (ROAE)	12.7	14.0	12.2	12.9	3.7	13.1	10.0
Return on average assets (ROAA)	1.6	1.7	1.6	1.7	0.5	1.6	1.2
Tier 1 capital ratio	13.5	14.2	16.2	15.6	12.5	13.5	12.5
Total capital ratio	15.8	16.4	18.2	17.2	14.3	15.8	14.3
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa	3.8	2.5	2.4	2.0	1.7	3.8	1.7
Gross past-due loan ratio, excluding Fobaproa	5.6	3.6	3.5	2.9	2.4	5.6	2.4
Past-due loan reserve coverage ratio	119.7	146.6	149.9	161.5	279.4	119.7	279.4
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	2.6	1.4	1.9	1.3	0.8	2.5	1.3

Recent Highlights

Exchange of Fobaproa notes

On July 15, 2004 Grupo Financiero BBVA Bancomer announced its agreement with the Instituto para la Protección al Ahorro Bancario (IPAB) to exchange promissory notes issued by the Fondo Bancario de Protección al Ahorro (Fobaproa) for IPAB notes.

In order to facilitate the transaction, Bancomer agreed to acquire from Fobaproa related-party loans for a total amount of Ps. 3,264 million, for which Bancomer had provisions totaling Ps. 1,100 million.

Therefore, in July 2004 Bancomer registered an extraordinary charge of Ps. 2,161 million (pesos as of September 2004).

BBVA Bancomer announces agreement to buy Hipotecaria Nacional betting for the Mexican mortgage market

Grupo Financiero BBVA Bancomer reached an initial agreement to purchase 100% of Hipotecaria Nacional de México (HN), this being the largest specialized entity in the Mexican mortgage business.

This transaction consolidates BBVA Bancomer as the leader in the Mexican private mortgage market for the financing for both developers, as well as for individuals.

Total investment of this transaction reaches USD 375 million, which corresponds to 2.2 times book value of HN as of June 30, 2004. Payment will be financed by Grupo Financiero BBVA Bancomer's internal resources.

HN is a Sociedad Financiera de Objeto Limitado (Sofol) with a portfolio of USD 2,150 million, own resources of USD 170 million as of 2Q04 and with net income of USD 48 million for 2003. Furthermore, it has 950 employees and a total of 79 offices distributed into 10 regional divisions.

Recently, HN has opened offices in New York and San Diego in order to offer their services to Mexican immigrants in the US that are interested in financing the purchase of a home in their country of origin. The company also has plans to open offices in Los Angeles and in Chicago.

HN will provide BBVA Bancomer a broad business portfolio and client base (more than 90,000), as well as a specialized team of professionals, key elements for the growth of the leading Mexican financial institution in the business area. Furthermore, once HN is incorporated into BBVA Bancomer, it will have access to better and broader-ranging services with various and new lending lines that will translate into lower funding costs, benefiting both the company and its customers.

BBVA Bancomer´s purchase of HN is due to be completed during the first quarter of 2005, pending due diligence proceedings and regulatory permits both in Mexico and Spain.

HN´s acquisition is a decisive step for the expansion of BBVA Bancomer´s mortgage business due to the fact that it duplicates the current mortgage inventory, reaching 26% market share of private mortgage lending and obtaining exposure in all key mortgage segments.

BBVA Bancomer and Infonavit launch a new co-financing scheme for the mortgage market

During 3Q04, Bancomer and the Instituto del Fondo Nacional de la Vivienda para Trabajadores (Infonavit) launched a new mortgage product called "Cofinanciamiento Infonavit/BBVA Bancomer". Such product enables the rightful beneficiary that has a housing account with Infonavit, to use the total balance of his-her individual account for partial or full down payment, depending on the amount and/or home value (between Ps. 220 thousand and Ps. 481 thousand in Mexico City or Ps. 412 thousand in the rest of the country).

The main characteristics of such product include a 9% fixed rate plus an annual increase equal to the increase in minimum wage, a 25 year term, property, life and up to 9 months of unemployment insurance, and a 5% initial fee which will cover the corresponding notary service fees.

Clients' main benefits include the ability to use their current balance in their individual housing account at Infonavit as down payment for their new home, as well as using future employer contributions to pay off the loan given by Infonavit.

Developers' benefits include not having to register homes with Infonavit or the Sociedad Hipotecaria Federal (SHF), meaning 1.2% savings over the home value; immediate reception of funds due to the fact that Infonavit gives payment priority to co-financed homes; and larger business volumes, since Infonavit will dispose of greater resources to finance lower economic level housing.

Income Statement

Grupo Financiero BBVA Bancomer's income from ongoing operations in 3Q04 was Ps. 2,791 million, showing growth of 38.4% or Ps. 775 million compared with the same period of last year. As of September 2004, accumulated income from ongoing operations was Ps. 6,996 million, 17.7% or Ps. 1,054 million higher than for the first nine months of 2003. This result is mainly attributable to stronger recurrent earnings (net interest income before monetary result, fee income and non-interest expense), which increased 25.6% in 3Q04, and 18.2% during the first nine months of 2004, if compared to the same year-earlier periods.

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Net interest income before monetary gain (loss)	5,164	5,582	5,433	6,221	6,489	15,876	18,143	4.3%	25.7%	14.3%
Monetary gain (loss)	19	(3)	(92)	(6)	(77)	185	(175)	n.a.	n.a.	n.a.
Net interest income	5,183	5,579	5,341	6,215	6,412	16,061	17,968	3.2%	23.7%	11.9%
Loan-loss provisions	(1,131)	(621)	(847)	(608)	(393)	(3,340)	(1,848)	(35.4%)	(65.3%)	(44.7%)
Net interest income after loan-loss provisions	4,052	4,958	4,494	5,607	6,019	12,721	16,120	7.3%	48.5%	26.7%
Net fee and commission income	3,886	3,449	3,612	3,508	3,882	10,498	11,002	10.7%	(0.1%)	4.8%
Trading income	10	465	245	(752)	(130)	824	(637)	(82.7%)	n.a.	n.a.
Total operating revenues	7,948	8,872	8,351	8,363	9,771	24,043	26,485	16.8%	22.9%	10.2%
Non-interest expense	(4,861)	(5,057)	(4,766)	(5,082)	(5,108)	(14,366)	(14,956)	0.5%	5.1%	4.1%
Operating income	3,087	3,815	3,585	3,281	4,663	9,677	11,529	42.1%	51.1%	19.1%
Other income and expenses, net	(23)	(850)	(352)	26	(229)	(555)	(555)	n.a.	n.a.	0.0%
Monetary gain (loss)	(124)	(205)	(302)	(16)	(259)	(596)	(577)	n.a.	108.9%	(3.2%)
Income before taxes	2,940	2,760	2,931	3,291	4,175	8,526	10,397	26.9%	42.0%	21.9%
Current income tax and profit sharing	(220)	(103)	(221)	(86)	(196)	(561)	(503)	127.9%	(10.9%)	(10.3%)
Deferred income tax and profit sharing	(733)	(677)	(748)	(997)	(1,311)	(2,085)	(3,056)	31.5%	78.9%	46.6%
Income before share in net income (loss) of non-consolidated subsidiaries and associates	1,987	1,980	1,962	2,208	2,668	5,880	6,838	20.8%	34.3%	16.3%
Share in net income (loss) of non-consolidated subsidiaries and associates	29	218	76	(41)	123	62	158	n.a.	324.1%	154.8%
Income from ongoing operations	2,016	2,198	2,038	2,167	2,791	5,942	6,996	28.8%	38.4%	17.7%
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	(2,106)	0	(2,106)	n.a.	n.a.	n.a.
Income before minority interest	2,016	2,198	2,038	2,167	685	5,942	4,890	(68.4%)	(66.0%)	(17.7%)
Minority interest	(95)	(22)	(83)	(27)	(83)	(222)	(193)	207.4%	(12.6%)	(13.1%)
Net income	1,921	2,176	1,955	2,140	602	5,720	4,697	(71.9%)	(68.7%)	(17.9%)

Net Interest Income

Net interest income before monetary result was Ps. 6,489 million in 3Q04, a 25.7% or Ps. 1,325 million increase compared to the same quarter of 2003. This growing trend was achieved in an environment where the average interbank rate (28-day TIIE) dropped, from 5.1% in 3Q03, to 7.5% in 3Q04.

In accumulated terms, for the first nine months of 2004, net interest income before monetary result was Ps. 18,143 million, 14.3% or Ps. 2,267 million higher than for the same period of 2003, while the average TIIE rate decreased 5.9% over the same period.

Growth of Ps. 1,325 million from 3Q03 to 3Q04, and of Ps. 2,267 million from 9M03 to 9M04 in net interest income before monetary result, was mainly due to the expansion of the portfolio of performing loans excluding Fobaproa/IPAB, which increased 4.5% in 3Q04 and 12.4% in the last twelve months, as well as to the ongoing management of funding cost.

Demand deposits as a percent of total deposits increased, from 46.0% in September 2003, to 49.9% in September 2004, while at the same time the cost of funding in pesos was reduced 168 basis points, from 39.5% of TIIE in 9M03, to 37.8% of TIIE in 9M04.

Net interest margin before monetary result was 5.6% in 3Q04, 93 basis points above that of 3Q03, retaining 39.6% of the growth in the average TIIE rate over the same period. For the first nine months of 2004, the net interest margin was 5.3%, 35 basis points over that of the same year-earlier period, while the TIIE rate dropped 42 basis points.

For the first nine months of 2004, net interest margin before monetary result represents 78.4% of the average TIIE, a significant improvement if compared to 68.8% for the first nine months of 2003. This result is due to a larger deposit base and a growing loan portfolio, translating the latter into higher average earning assets, increasing from September 2003 to September 2004 by 6.6%.

Grupo Financiero BBVA Bancomer Net interest margin Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Net interest income on loans and deposits	**4,742**	**5,246**	**5,154**	**5,900**	**6,157**	**14,761**	**17,211**	**4.4%**	**29.8%**	**16.6%**
Interest income on loans and investments	7,662	8,630	8,290	8,816	9,522	25,528	26,628	8.0%	24.3%	4.3%
Interest expense on deposits and funding	(2,920)	(3,384)	(3,136)	(2,916)	(3,365)	(10,767)	(9,417)	15.4%	15.2%	(12.5%)
Net fee and commission income	**109**	**112**	**126**	**177**	**187**	**351**	**490**	**5.6%**	**71.6%**	**39.6%**
Fee and commission income	109	112	126	177	187	351	490	5.6%	71.6%	39.6%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repurchase transactions, net	**313**	**223**	**153**	**144**	**145**	**764**	**442**	**0.7%**	**(53.7%)**	**(42.1%)**
Interest income on repurchase transactions	3,564	3,770	3,748	3,448	3,037	12,502	10,233	(11.9%)	(14.8%)	(18.1%)
Interest expense on repurchase transactions	(3,251)	(3,547)	(3,595)	(3,304)	(2,892)	(11,738)	(9,791)	(12.5%)	(11.0%)	(16.6%)
Net interest income before monetary gain (loss)	**5,164**	**5,581**	**5,433**	**6,221**	**6,489**	**15,876**	**18,143**	**4.3%**	**25.7%**	**14.3%**
Monetary gain (loss)	19	(3)	(92)	(6)	(77)	185	(175)	n.a.	n.a.	n.a.
Net interest income	**5,183**	**5,578**	**5,341**	**6,215**	**6,412**	**16,061**	**17,968**	**3.2%**	**23.7%**	**11.9%**
Average earning assets	440,530	465,339	467,258	468,500	461,935	432,240	460,693	(1.4%)	4.9%	6.6%
Net interest margin before monetary result (annualized) (%)	**4.7**	**4.8**	**4.7**	**5.3**	**5.6**	**4.9**	**5.3**	**5.8%**	**19.8%**	**7.2%**
Net interest margin (annualized) (%)	**4.7**	**4.8**	**4.6**	**5.3**	**5.6**	**5.0**	**5.2**	**4.6%**	**18.0%**	**5.0%**


7.12%
4.90%
6.70%
5.25%
5.11%
4.69%
5.79%
4.80%
5.90%
4.65%
6.73%
5.31%
7.46%
5.62%
9 months 2003
9 months 2004
3Q03
4Q03
1Q04
2Q04
3Q04
Average 28-day interbank rate (TIIE)
Net interest margin before monetary effect

Loan-loss Provisioning

The provisioning charge to the Income Statement in 3Q04 was Ps. 393 million, of which 64.4% or Ps. 253 million was related to Punto Final debtor-support programs. As of September 2004, the balance of mortgage loans subject to Punto Final was Ps. 24,084 million, 10.4% less than September 2003 and 2.7% lower than June 2004, while commercial loans subject to Punto Final totaled Ps. 215 million, 40.0% and 12.6% lower than September 2003 and June 2004, respectively.

Grupo Financiero BBVA Bancomer Loan-loss provisions Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004
Beginning balance	12,704	11,738	9,744	9,234	8,701	13,243	9,744
Plus:							
Charge to income statement	1,131	621	847	608	393	3,340	1,848
Charge-off recoveries	8	226	29	39	25	85	93
Charge to retained earnings	0	0	0	0	5,300	0	5,300
Reserves related to IPAB exchange	0	0	0	0	295	0	295
Minus:							
Charge-offs on credit cards	(41)	(221)	(320)	(175)	(292)	(322)	(787)
Charge-offs on consumer loans	(9)	(8)	(153)	(41)	(15)	(66)	(209)
Charge-offs on commercial loans	(1,513)	(586)	(423)	(320)	(586)	(2,610)	(1,329)
Charge-offs on mortgage loans	(335)	(1,813)	(239)	(476)	(493)	(1,043)	(1,208)
Applications to performing commercial loans (Punto Final)	(3)	(3)	(2)	(1)	0	(11)	(3)
Applications to performing mortgage loans (Punto Final)	(300)	(281)	(266)	(277)	(253)	(954)	(796)
Reserve applications	**(303)**	**(284)**	**(268)**	**(278)**	**(253)**	**(965)**	**(799)**
Monetary gain (loss)	96	71	17	110	(23)	76	104
Ending balance	**11,738**	**9,744**	**9,234**	**8,701**	**13,052**	**11,738**	**13,052**

Fee and commission income

Net fee and commission income in 3Q04 was Ps. 3,882 million. As of September 2004, accumulated fee income for the year reached Ps. 11,002 million, 4.8% or Ps. 504 million higher than for the first nine months of 2003. Higher fee income is the result of transaction growth, as the number of transactions totaled 336,072 in 3Q04, versus 297,039 in 3Q03, increasing 13.1% and 982,321 in 9M04, compared to 875,863 in 9M03, a growth of 12.2%.

Credit and debit card fees increased 29.1% or Ps. 225 million from 3Q03 to 3Q04 given more than 360 thousand credit cards were issued in 3Q04, compared to 263 thousand in 3Q03. In the first nine months of 2004, credit and debit card fees totaled Ps. 2,667 million, 17.1% or Ps. 390 million higher than for the same year-earlier period.

Fee income from money transfers and remittances also increased 5.5% or Ps. 32 million from 3Q03 to 3Q04, and 14.7% or Ps. 235 million from 9M03 to 9M04, the latter on the back of 15.2% growth in money remittance transactions mainly from the United States to Mexico, which for the first nine months of 2004 were 12.9 million.

Account management fees decreased 14.5% or Ps. 114 million from 3Q03 to 3Q04, and 2.7% or 54 million from the first nine months of 2003 to the first nine months of 2004, due to the fact that the comparable base of 3Q03 is unusually high given extraordinary collection of fees in that quarter.

Fee income growth allowed for an improvement in the fee to expense ratio, from 73.1% in 9M03, to 73.6% in 9M04. Furthermore, healthy performance in fees has not come at the expense of losing focus on net interest income, as the contribution of fees to total income (net interest income plus fees) in 9M03 was 39.8% and in 9M04 was 37.8%.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Net fee and commission income	**3,886**	**3,449**	**3,612**	**3,508**	**3,882**	**10,498**	**11,002**	**10.7%**	**(0.1%)**	**4.8%**
Credit and debit cards	774	784	760	908	999	2,277	2,667	10.0%	29.1%	17.1%
Account management	786	718	625	673	672	2,024	1,970	(0.1%)	(14.5%)	(2.7%)
Pension fund and SAR management	858	467	809	475	825	2,177	2,109	73.7%	(3.8%)	(3.1%)
Money transfers and remittances	584	591	576	640	616	1,597	1,832	(3.8%)	5.5%	14.7%
Mutual fund management	372	362	343	320	314	1,030	977	(1.9%)	(15.6%)	(5.1%)
ATMs	201	200	161	198	197	559	556	(0.5%)	(2.0%)	(0.5%)
Insurance	135	134	127	140	143	390	410	2.1%	5.9%	5.1%
Annuities, brokerage and other	176	193	211	154	116	444	481	(24.7%)	(34.1%)	8.3%

Trading Income

Trading income represented a loss of Ps. 130 million in 3Q04, breaking down into a gain of Ps. 220 million from foreign exchange trading and a loss of Ps. 350 million from securities trading. The latter is the result of the interest rate increasing significantly in the quarter and to greater market volatility.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Trading income	**10**	**465**	**245**	**(752)**	**(130)**	**824**	**(637)**	**(82.7%)**	**n.a.**	**n.a.**
Securities trading	(164)	265	118	(939)	(350)	164	(1,171)	(62.7%)	113.6%	n.a.
Foreign exchange trading	174	200	127	187	220	660	534	17.6%	26.4%	(19.1%)

As of September 2004, the trading portfolio totaled Ps. 72,434 million, of which 83.4% was government bonds, 12.4% bank bonds, 1.7% other debt securities and 2.5% equities.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other Debt Securities	Equity	Total
Securities for trading	12,260	8,952	6,256	630	**28,098**
Securities for sale	3,920	0	699	1,208	**5,827**
Securities held to maturity	44,208	0	(5,699)	0	**38,509**
Total	**60,388**	**8,952**	**1,256**	**1,838**	**72,434**

Non-Interest Expense

Non-interest expense in 3Q04 was Ps. 5,108 million, 5.1% or Ps. 247 million higher than in 3Q03 given expenses geared towards marketing loan and deposit products. As of September 2004, in accumulated terms, expenses were Ps. 14,956 million, 4.1% or Ps. 590 million higher than for the same period of 2003.

The efficiency ratio excluding the volatile trading result, improved by dropping from 53.6% in 3Q03, to 49.6% in 3Q04, the lowest historical ratio registered which represents an improvement of 400 basis points. Likewise, the efficiency ratio dropped 250 basis points, from 54.1% in 9M03 to 51.6% in 9M04.

Grupo Financiero BBVA Bancomer Non-interest expense Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Non-interest expense	**4,861**	**5,057**	**4,766**	**5,082**	**5,108**	**14,366**	**14,956**	**0.5%**	**5.1%**	**4.1%**
Wages and employee benefits (A)	2,272	2,288	2,255	2,381	2,359	6,781	6,995	(0.9%)	3.8%	3.2%
Administrative and operating expense (B)	1,337	1,459	1,242	1,421	1,367	3,826	4,030	(3.8%)	2.2%	5.3%
Manageable expense (A+B)	*3,609*	*3,747*	*3,497*	*3,802*	*3,726*	*10,607*	*11,025*	*(2.0%)*	*3.2%*	*3.9%*
Rents, depreciation and amortization (C)	596	627	622	596	715	1,767	1,933	20.0%	20.0%	9.4%
VAT and other taxes (D)	267	266	241	273	267	817	781	(2.2%)	0.0%	(4.4%)
Deposit insurance fee (IPAB) (E)	389	417	406	411	400	1,175	1,217	(2.7%)	2.8%	3.6%
Non-manageable expense (C+D+E)	*1,252*	*1,310*	*1,269*	*1,280*	*1,382*	*3,759*	*3,931*	*8.0%*	*10.4%*	*4.6%*

Recurrent Income Breakdown Analysis

Recurrent income increased 25.6% or Ps. 1,074 million from 3Q03 to 3Q04 to total Ps. 5,263 million. In accumulated terms, recurrent income as of September 2004 was Ps. 14,189 million, 18.2% or Ps. 2,181 million higher than for the first nine months of 2003.

Growth in recurrent income from 3Q03 to 3Q04 is due mainly to a Ps. 1,325 million increase in the core business of lending and deposit-taking. This is also true for the accumulated growth from 9M03 to 9M04.

Net interest income before monetary gains represented 5.1% of total average assets in 3Q04, compared to 4.3% a year earlier, while expenses stood at 4.0% in 3Q04, at the same level of 3Q03. Thus, recurrent income was 4.1% of total average assets in 3Q04, 60 basis points higher than the same year-earlier period despite a 5.5% increase in total average assets. For 9M04, core earnings represented 3.7% of total average assets, 30 basis points higher than in 9M03.

Grupo Financiero BBVA Bancomer Core earnings analysis Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004	3Q04/ 2Q04	3Q04/ 3Q03	9M04/ 9M03
Net interest income before monetary gain (loss)	5,164	5,582	5,433	6,221	6,489	15,876	18,143	4.3%	25.7%	14.3%
Net fee and commission income	3,886	3,449	3,612	3,508	3,882	10,498	11,002	10.7%	(0.1%)	4.8%
Total revenues (A)	9,050	9,031	9,045	9,729	10,371	26,374	29,145	6.6%	14.6%	10.5%
Total expense (B)	4,861	5,057	4,766	5,082	5,108	14,366	14,956	0.5%	5.1%	4.1%
Core earnings (A-B)	**4,189**	**3,974**	**4,279**	**4,647**	**5,263**	**12,008**	**14,189**	**13.3%**	**25.6%**	**18.2%**
Total average assets (TAAs)	483,566	505,079	504,077	506,357	510,365	476,720	508,086	0.8%	5.5%	6.6%
Net interest income before monetary gain (loss) / TAAs	4.3%	4.4%	4.3%	4.9%	5.1%	4.4%	4.8%	3.5%	19.1%	7.2%
Net fee and commission income / TAAs	3.2%	2.7%	2.9%	2.8%	3.0%	2.9%	2.9%	9.8%	(5.3%)	(1.7%)
Total revenues / TAAs (C)	7.5%	7.2%	7.2%	7.7%	8.1%	7.4%	7.6%	5.8%	8.6%	3.7%
Total expense / TAAs (D)	4.0%	4.0%	3.8%	4.0%	4.0%	4.0%	3.9%	(0.3%)	(0.4%)	(2.3%)
Core earnings / TAAs (C-D)	**3.5%**	**3.1%**	**3.4%**	**3.7%**	**4.1%**	**3.4%**	**3.7%**	**12.4%**	**19.0%**	**10.9%**

Business Volumes

Loan Portfolio

Total performing loans excluding Fobaproa/IPAB were Ps. 186,989 million as of September 2004, increasing 12.4% or Ps. 20,561 million from September 2003, and 4.5% or Ps. 8,097 million as compared to June 2004, based strongly on consumer and peso-denominated commercial loan growth, but also showing growth in mortgage lending.

Performing loans excluding UDI trusts

Performing loans excluding UDI trusts were up 21.6% or Ps. 27,254 million from September 2003 to September 2004, totaling Ps. 153,439 million. The strongest contributors to such growth were consumer lending, with balances increasing Ps. 10,956 million or 45.3% over the same period to total Ps. 35,153 million, and commercial lending, which grew in the last twelve months 17.4% or Ps. 10,742 million to reach Ps. 72,408 million. Furthermore, government loans increased, from September 2003 to September 2004, 26.3% or Ps. 5,166 million.

Commercial peso lending was the main driver for growth, increasing 39.3% or Ps. 12,678 million from September 2003 to September 2004. If compared to June 2004, this portfolio grew 22.9% or Ps. 8,372 million. Such behavior is due to an underlying trend of dollar debt being translated into peso debt in order to avoid foreign exchange risks and take advantage of attractive peso interest rates.

Consumer loan growth was boosted in 3Q04 with strong campaigning which led to the origination of more than 11 thousand auto loans, 360 thousand credit cards and over 134 thousand personal loans, totaling 505 thousand consumer loans, compared to 371 thousand loans granted during 3Q03.

As of September 2004, 41.1% of commercial lending owed to middle-market lending, as compared to 33.3% as of September 2003. This portfolio increased 44.8% over the past twelve months to Ps. 29,765 million.

Finally, mortgage loans without UDI trusts increased 20.4% or Ps. 2,197 million from September 2003 to September 2004, showing the favorable outcome of the mortgage products strategy.

Grupo Financiero BBVA Bancomer Performing loans, excluding Fobaproa Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
Commercial	61,666	65,211	62,429	66,848	72,408	7.1%	8.3%	(0.9%)	17.4%
Pesos	*32,236*	*35,710*	*34,903*	*36,542*	*44,914*	4.7%	22.9%	5.1%	39.3%
Dollars	*29,430*	*29,501*	*27,526*	*30,306*	*27,494*	10.1%	(9.3%)	(6.7%)	(6.6%)
Financial institutions	8,474	7,605	7,530	7,887	6,907	4.7%	(12.4%)	2.1%	(18.5%)
Consumer	24,197	25,928	27,340	30,983	35,153	13.3%	13.5%	6.5%	45.3%
Mortgage	10,781	10,908	10,987	11,750	12,978	6.9%	10.5%	5.0%	20.4%
Subtotal private sector loans	**105,118**	**109,652**	**108,286**	**117,468**	**127,446**	**8.5%**	**8.5%**	**1.5%**	**21.2%**
Government	19,636	26,100	24,261	25,442	24,802	4.9%	(2.5%)	5.7%	26.3%
Government support programs	1,431	1,853	2,243	820	1,191	(63.4%)	45.2%	45.4%	(16.8%)
Subtotal government loans	**21,067**	**27,953**	**26,504**	**26,262**	**25,993**	**(0.9%)**	**(1.0%)**	**7.7%**	**23.4%**
Total performing loans ex UDI trusts	**126,185**	**137,605**	**134,790**	**143,730**	**153,439**	**6.6%**	**6.8%**	**2.5%**	**21.6%**
Commercial UDI trusts	106	96	47	38	25	(19.1%)	(34.2%)	(8.6%)	(76.4%)
Mortgage UDI trusts	27,819	27,096	26,250	25,245	23,792	(3.8%)	(5.8%)	(3.7%)	(14.5%)
Government UDI trusts	12,318	11,814	11,249	9,879	9,733	(12.2%)	(1.5%)	(1.5%)	(21.0%)
Subtotal UDI trusts	**40,243**	**39,006**	**37,546**	**35,162**	**33,550**	**(6.3%)**	**(4.6%)**	**(3.0%)**	**(16.6%)**
Total performing loans including UDI trusts	**166,428**	**176,611**	**172,336**	**178,892**	**186,989**	**3.8%**	**4.5%**	**1.1%**	**12.4%**

A total of Ps. 5,585 million in loans were reclassified to financial entities in 3Q04, of which Ps. 356 million were previously classified as government loans and the remaining Ps. 5,229 in commercial loans. Historical data was adjusted for comparative purposes.

Performing loans in UDI trusts

Performing loans in UDI trusts decreased 16.6% or Ps. 6,693 million from September 2003 to September 2004. This reduction breaks down as a Ps. 4,027 million-peso decrease in mortgages, Ps. 2,585 million in government loans, and Ps. 81 million in commercial loans.

Deposits

Demand deposits increased 19.2% or Ps. 29,580 million from September 2003 to September 2004 and time deposits plus mutual funds grew 5.7% or Ps. 13,163 million over the same period. Thus, total branch deposits in pesos were up 7.8% or Ps. 27,751 million, and branch deposits in dollars increased 50.4% or Ps. 14,992 million, from September 2003 to September 2004. Branch deposits in dollars also showed noteworthy growth of 15.7% or Ps. 6,070 million from June 2004 to September 2004. Thus, total branch deposits as of September 2004 increased 11.1% or Ps. 42,743 million during the last twelve months.

Grupo Financiero BBVA Bancomer Total deposits and customer funds Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
Demand	154,271	185,531	174,975	185,483	183,851	6.0%	(0.9%)	(0.3%)	19.2%
Time (Branch network)	157,683	163,210	160,350	169,535	170,069	5.7%	0.3%	3.0%	7.9%
Fixed-income mutual funds	70,209	67,749	71,501	72,555	70,435	1.5%	(2.9%)	(12.1%)	0.3%
Equity mutual funds	2,797	2,992	3,233	3,552	3,348	9.9%	(5.7%)	2.4%	19.7%
Branch deposits	**384,960**	**419,482**	**410,059**	**431,125**	**427,703**	**5.1%**	**(0.8%)**	**(1.4%)**	**11.1%**
Branch deposits in pesos	*355,211*	*386,150*	*375,365*	*392,454*	*382,962*	*4.6%*	*(2.4%)*	(2.6%)	*7.8%*
Branch deposits in dollars	*29,749*	*33,332*	*34,694*	*38,671*	*44,741*	*11.5%*	*15.7%*	16.2%	*50.4%*
Time (Treasury)	23,366	23,877	17,918	16,869	14,620	(5.9%)	(13.3%)	(25.5%)	(37.4%)
Total deposits	**408,326**	**443,359**	**427,977**	**447,994**	**442,323**	**4.7%**	**(1.3%)**	**(3.2%)**	**8.3%**

Asset Quality

Non-performing loans

Non-performing loans dropped 13.3% or Ps. 716 million from June to September 2004, totaling Ps. 4,671 million as of September 2004. Over the last twelve months total non-performing loans decreased 52.4% or Ps. 5,136 million.

Non-performing loans over total loans excluding Fobaproa were 2.4% as of September 2004, comparing favorably to 2.9% in June 2004 and 5.6% versus a year earlier.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
Commercial	2,547	1,318	1,277	786	510	(38.4%)	(35.1%)	(35.8%)	(80.0%)
Financial institutions	2	2	2	2	2	0.0%	0.0%	100.0%	0.0%
Consumer	1,406	1,374	1,106	1,140	1,075	3.1%	(5.7%)	11.6%	(23.5%)
Mortgage	5,852	3,951	3,774	3,459	3,084	(8.3%)	(10.8%)	(8.7%)	(47.3%)
Total non-performing loans	**9,807**	**6,645**	**6,159**	**5,387**	**4,671**	**(12.5%)**	**(13.3%)**	**(15.8%)**	**(52.4%)**

Loan portfolio rating

As of September 2004 a total of Ps. 317,401 million required regulatory reserves of Ps. 13,052 million, which include 100% coverage of past due interest payments. Portfolio rated A represented 85.2% of total loans, portfolio rated B was 9.6% and portfolios C, D and E represented the remaining 5.2%.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Sep-03		Jun-04		Sep-04	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	291,415	1,470	304,956	1,561	270,378	871
B	16,716	2,335	16,051	1,819	30,539	3,346
C	4,346	1,727	3,203	1,455	10,767	4,228
D	5,863	4,108	3,778	2,729	3,878	2,794
E	1,955	2,098	1,159	1,137	1,839	1,813
TOTAL	**320,295**	**11,738**	**329,147**	**8,701**	**317,401**	**13,052**

Loans rated A include exempt loans for Ps. 122,206 million which include the gross balance of Fobaproa/IPAB notes.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial		Mortgage		Consumer	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	229,278	673	7,689	29	33,411	169
B	8,611	1,030	20,339	2,157	1,589	159
C	2,288	926	8,131	3,136	348	166
D	121	88	3,219	2,298	538	408
E	851	838	560	559	428	416
Total	**241,149**	**3,555**	**39,938**	**8,179**	**36,314**	**1,318**

Loans rated A include exempt loans for Ps. 122,206 million which include the gross balance of Fobaproa/IPAB notes.

Current ratings include changes required by the Comisión Nacional Bancaria y de Valores (CNBV) based on regulation called "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito" published in the Offical Gazette on August 20, 2004.

Other Balance Sheet Items

Fobaproa/IPAB

As of September 2004 the Fobaproa and IPAB notes balance was Ps. 79,857 million. This balance is presented as the gross amount of Fobaproa and IPAB notes, net of cash recoveries in checking accounts, and net of reserves covering 100% of the loss sharing and incentive scheme.

The gross balance of Fobaproa notes with loss sharing was Ps. 78,235 million as of September 2004 which, net of cash recoveries (deposits in checking accounts) and loan-loss reserves and incentive scheme, becomes a net balance of Ps. 49,083 million.

On the other hand, the gross balance of notes without loss sharing was Ps. 32,194 million as of September 2004 which, net of cash deposits in checking accounts totals Ps. 30,774 million for the same period. These notes have no associated reserves, as there is no related loss sharing or incentive scheme (see recent highlights on page 6).

Grupo Financiero BBVA Bancomer Fobaproa / IPAB notes Millions of pesos	Notes with loss sharing Commercial	Mortgage	Total	Notes without loss sharing	Total
Gross balance	58,281	19,954	78,235	32,194	**110,429**
Deposits in checking accounts	(203)	(200)	(403)	(1,420)	**(1,823)**
Balance net of deposits	**58,078**	**19,754**	**77,832**	**30,774**	**108,606**
Loss sharing[(1)]	*(14,535)*	*(4,939)*	*(19,474)*		*(19,474)*
Incentive scheme	*(9,275)*	*0*	*(9,275)*		*(9,275)*
Reserves (loss sharing+incentive scheme)	**(23,810)**	**(4,939)**	**(28,749)**		**(28,749)**
Balance net of reserves	**34,268**	**14,815**	**49,083**	**30,774**	**79,857**

(1) Loss sharing is 30% for a Ps. 316 million note.

Deferred Taxes

The net balance of deferred taxes is Ps. 19,704 million as of September 2004, resulting from deferred tax assets of Ps. 21,047 million and deferred tax liabilities of Ps. 1,343 million. The total balance has dropped 16.0% or Ps. 3,752 million over the last twelve months.

As of September 2004, 46.9% of deferred tax assets are attributable to loan loss provisions, 45.2% to tax-loss carryforwards, 0.4% to tax losses on equity sales and 7.5% to other concepts.

Debt

As of September 2004, total debt balance was Ps. 39,063 million, decreasing Ps. 28,850 million or 42.5% compared to the year-earlier balance. This is explained by a reduction in short term debt of Ps. 25,597 million or 55.2% and a reduction in long term debt of Ps. 3,253 million or 15.1% compared to September 2003.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Mar-Jun 2004-2004	Jun-Sep 2004-2004	Jun-Sep 2003-2003	Sep-Sep 2003-2004
Debt on demand	7,836	12,739	0	26,364	9,388	n.a.	(64.4%)	184.1%	19.8%
Short-term debt	38,512	32,649	35,214	17,717	11,363	(49.7%)	(35.9%)	14.5%	(70.5%)
Total short-term debt	**46,348**	**45,388**	**35,214**	**44,081**	**20,751**	**25.2%**	**(52.9%)**	**27.3%**	**(55.2%)**
Long-term debt	15,871	13,253	14,426	16,274	15,660	12.8%	(3.8%)	(14.4%)	(1.3%)
Subordinated debentures	5,694	5,501	5,252	2,547	2,652	(51.5%)	4.1%	3.9%	(53.4%)
Total long-term debt	**21,565**	**18,754**	**19,678**	**18,821**	**18,312**	**(4.4%)**	**(2.7%)**	**(10.2%)**	**(15.1%)**
Total debt	**67,913**	**64,142**	**54,892**	**62,902**	**39,063**	**14.6%**	**(37.9%)**	**12.4%**	**(42.5%)**

Capitalization

As of September 2004, the total estimated capitalization ratio for the Banking Business was 14.3% with Tier 1 at 12.5%, compared to 17.2% and 15.6% respectively, as of June 2004.

For Bancomer, the total capitalization ratio, including market risk, was 13.4% with Tier 1 at 11.7%. For Bancomer Servicios, total capitalization was 149.1%.

BBVA Bancomer Banking Business Capitalization Millions of pesos	**September 2003**		**June 2004**		**September 2004**	
Tier 1 capital		35,040		44,127		34,341
Tier 2 capital		5,890		4,447		4,715
Net capital		40,930		48,574		39,056
Risk-weighted assets	**184,846**	**259,815**	**197,669**	**283,135**	**199,175**	**273,936**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	19.0%	13.5%	22.3%	15.6%	17.2%	12.5%
Tier 2 as % of risk-weighted assets	3.2%	2.3%	2.2%	1.6%	2.4%	1.8%
Net capital ratio	**22.1%**	**15.8%**	**24.6%**	**17.2%**	**19.6%**	**14.3%**

BBVA Bancomer Banking Business Capitalization Millions of pesos	**Bancomer September 2004**		**Bancomer Servicios September 2004**	
Tier 1 capital		31,797		2,544
Tier 2 capital		4,715		0
Net capital		**36,512**		**2,544**
Risk-weighted assets	**197,608**	**272,230**	**1,567**	**1,706**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	16.1%	11.7%	162.3%	149.1%
Tier 2 as % of risk-weighted assets	2.4%	1.7%	0.0%	0.0%
Net capital ratio	**18.5%**	**13.4%**	**162.4%**	**149.1%**

Non-Banking Businesses

Bancomer's non-banking businesses once again proved to be an important contribution to Group performance, providing 18.0% of net income for the first nine months of 2004, not including payment to Fobaproa. Taking such payment into consideration, the contribution would represent 26.2% of total net income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 328 million in 3Q04 and Ps. 770 million in 9M04. As of September 2004, Siefore Bancomer reached Ps. 94,284 million in assets under management, an 8.7% increase over the same year-earlier balance and equivalent to 20.7% market share. Total affiliates reached 4.3 million as of September 2004.

Seguros Bancomer

Seguros Bancomer reported net income of Ps. 141 million in 3Q04, a 39.7% increase over 3Q03. In accumulated terms, such income reached Ps. 342 million, 12.4% higher than 9M03. Total premiums issued through the branch network reached Ps. 597 million in 3Q04, surpassing by 12.1% the amount reported for the same period in 2003. In accumulated terms, for 9M04, total premiums issued through the branch network were Ps. 1,801 million, an 11.6% increase compared to the same period in 2003. The company maintained its leading position in the bancassurance market in terms of accrued premiums with 33.3% market share as of June 2004.

Pensiones Bancomer

Pensiones Bancomer reported net income in 3Q04 of Ps. 56 million and in 9M04 of Ps. 155 million. With Ps. 11,398 million in reserves, this company has 20.6% share of the market as of September 2004.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 13 million in 3Q04. For the first nine months of 2004, net income was Ps. 89 million.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 39 million in 3Q04, a 25.8% increase over 3Q03. As of September 2004, accumulated net income rose to Ps. 109 million, an 8.5% increase over the same period a year before. As of September 2004, transactions for the year reached 12.9 million, 15.2% more than in the first nine months of 2003. Transferred funds totaled USD 4,880 million during the same period, 16.8% higher than the previous year.

Bancomer Gestión

Bancomer Gestión reported net profit of Ps. 23 million in 3Q04 and Ps. 71 million in 9M04. Assets under management reached Ps. 73,783 million, thus maintaining leadership in fixed-income mutual funds with 22.4% market share as of September 2004.

Technical Note

All figures included in this report are expressed in constant peso (Ps.) terms as of September 2004. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
End of period	3.295959	3.352003	3.408507	3.411629	3.458391
Inflation adjusting factor	1.049282	1.031739	1.014635	1.013707	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	9M 2003	9M 2004
End of period	11.0133	11.2372	11.1748	11.5258	11.3884	11.0133	11.3884
Average	10.8617	11.2294	11.0856	11.4499	11.3923	10.7098	11.3093

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are subject to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are subject to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative guidelines.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel Tecnología y Sistemas, Aerocer, Mercury Trust, BBVA Bancomer Financial Holdings (Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Bancomer Transfer Services), Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of September 2004

Grupo Financiero BBVA Bancomer Assets Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004
Cash and due from banks	84,064	72,941	83,630	77,678	103,649
Investments in securities	**103,693**	**127,365**	**100,324**	**121,496**	**72,434**
Securities for trading	54,057	81,675	55,658	62,337	28,098
Securities for sale	6,190	2,672	2,763	17,081	5,827
Securities held to maturity	43,446	43,018	41,903	42,078	38,509
Trading with securities and derivatives	**339**	**105**	**574**	**1,138**	**645**
Debtor balances under repurchase agreement transactions	284	75	238	222	69
Trading with financial securities and derivatives	40	29	326	904	576
Unassigned securities to be settled	15	1	10	12	0
Performing loans	**250,070**	**259,053**	**253,961**	**261,204**	**266,846**
Commercial loans	61,772	65,307	62,476	66,886	72,433
Financial institution loans	8,474	7,605	7,530	7,887	6,907
Consumer loans	24,197	25,928	27,340	30,983	35,153
Mortgage loans	38,600	38,004	37,237	36,995	36,770
Government loans	33,385	39,767	37,753	36,141	35,726
Fobaproa or IPAB loans	83,642	82,442	81,625	82,312	79,857
Non-performing loans	**9,807**	**6,645**	**6,159**	**5,387**	**4,671**
Commercial loans	2,547	1,318	1,277	786	510
Financial institution loans	2	2	2	2	2
Consumer loans	1,406	1,374	1,106	1,140	1,075
Mortgage loans	5,852	3,951	3,774	3,459	3,084
Total loans, gross	**259,877**	**265,698**	**260,120**	**266,591**	**271,517**
Loan-loss provisions	(11,738)	(9,744)	(9,234)	(8,701)	(13,052)
Total loans, net	**248,139**	**255,954**	**250,886**	**257,890**	**258,465**
Other receivables, net	6,643	7,661	6,871	12,728	14,979
Repossessed assets, net	3,111	2,688	2,622	2,554	1,311
Fixed assets, net	15,146	15,096	15,049	14,826	14,635
Permanent equity investments	3,761	4,445	4,355	4,516	8,807
Deferred taxes, net	23,456	22,995	22,050	21,218	19,704
Other assets	**6,225**	**6,330**	**6,213**	**6,095**	**5,962**
Goodwill	5,049	4,975	4,901	4,826	4,752
Other assets, deferred charges and intangibles	1,176	1,355	1,312	1,269	1,210
TOTAL ASSETS	**494,577**	**515,580**	**492,574**	**520,139**	**500,591**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of September 2004

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004
Traditional deposits	**335,320**	**372,618**	**353,243**	**371,887**	**368,540**
Demand deposits	154,271	185,531	174,975	185,483	183,851
Time deposits	181,049	187,087	178,268	186,404	184,689
Interbank and other loans	**62,219**	**58,641**	**49,640**	**60,355**	**36,411**
Loans on demand	7,836	12,739	0	26,364	9,388
Short-term loans	38,512	32,649	35,214	17,717	11,363
Long-term loans	15,871	13,253	14,426	16,274	15,660
Trading with securities and derivatives	**1,743**	**2,070**	**2,906**	**4,022**	**2,756**
Creditor balances under repurchase agreement transactions	263	418	238	140	81
Securities to be delivered in loan transactions	1,149	932	890	2,777	2,293
Trading with financial securities and derivatives	319	720	1,770	1,086	382
Unassigned securities to be settled	12	0	8	19	0
Other payables	**22,000**	**7,146**	**9,935**	**7,630**	**22,544**
Income tax and profit sharing, payable	553	561	722	286	469
Sundry debtors and other payables	21,447	6,585	9,213	7,344	22,075
Outstanding subordinated debentures	**5,694**	**5,501**	**5,252**	**2,547**	**2,652**
Deferred credits	**47**	**39**	**48**	**51**	**43**
Other deferred credits	47	39	48	51	43
TOTAL LIABILITIES	**427,023**	**446,015**	**421,024**	**446,492**	**432,946**
Paid-in capital	**43,921**	**43,920**	**43,921**	**42,518**	**42,517**
Capital stock	8,132	8,132	8,133	8,323	8,322
Additional paid-in capital	35,789	35,788	35,788	34,195	34,195
Earned capital	**17,349**	**19,321**	**21,349**	**24,649**	**18,941**
Capital reserves	6,637	6,637	6,637	245	245
Retained earnings	7,141	7,142	15,038	20,592	14,061
Unrealized result from valuation of for-sale securities	(282)	(554)	(422)	0	0
Result from translation of foreign operations	0	0	0	0	0
Effect of equity restatement	0	0	0	0	0
Result from holding non-monetary assets	(1,867)	(1,800)	(1,859)	(283)	(62)
Net income	5,720	7,896	1,955	4,095	4,697
Total majority shareholders' equity	**61,270**	**63,241**	**65,270**	**67,167**	**61,458**
Minority interest in subsidiaries	506	527	611	638	493
Minority interest in capital notes	5,778	5,797	5,669	5,842	5,694
TOTAL SHAREHOLDERS' EQUITY	**67,554**	**69,565**	**71,550**	**73,647**	**67,645**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**494,577**	**515,580**	**492,574**	**520,139**	**500,591**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of September 2004

Grupo Financiero BBVA Bancomer
Memorandum accounts
Millions of pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		FINANCIAL GROUP'S OWN TRANSACTIONS	
Customer current accounts	**5,428**	**Control accounts**	**520,964**
Customer cash balances	12	Guarantees granted	13
Customer transaction settlements	5,416	Other contingent liabilities	1,537
Customer prizes	0	Irrevocable lines of credit granted	15,008
Customer securities	**198,693**	Assets in trust or under mandate	413,622
Securities held in custody	198,639	Assets in custody or under administration	73,636
Securities and notes held in guarantee	54	Amounts committed in transactions with Fobaproa/IPAB	16,586
Transactions on behalf of customers	**486**	Securities delivered in custody	168
Customer repurchase and resale transactions	455	Government securities in custody	394
Securities on loan (lending party)	24	Foreign currency payments of foreign subsidiaries	0
Purchase transactions (option price)	7	Securities delivered in guarantee	0
Investment banking transactions on behalf of third parties, net	59,929	**Repurchase agreement transactions**	**(12)**
Total on behalf of third parties	**264,536**	Securities receivable under resale agreements	97,827
Historical capital stock	1,020	(Less) Resale transactions	(97,872)
		Repurchase transactions	44,294
		(Less) Securities deliverable under repurchase agreements	(44,261)
		Total Financial Group's own transactions	**520,952**
		Shares delivered in custody	18,021,962,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of September 2004

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Interest income	11,335	12,513	12,164	12,441	12,746
Interest expense	(6,171)	(6,931)	(6,731)	(6,220)	(6,257)
Net interest income before monetary gain (loss)	**5,164**	**5,582**	**5,433**	**6,221**	**6,489**
Monetary gain (loss)	19	(3)	(92)	(6)	(77)
Net interest income	**5,183**	**5,579**	**5,341**	**6,215**	**6,412**
Loan-loss provisions	(1,131)	(621)	(847)	(608)	(393)
Net interest income after loan-loss provisions	**4,052**	**4,958**	**4,494**	**5,607**	**6,019**
Non-interest income	**3,896**	**3,914**	**3,857**	**2,756**	**3,752**
Fee and commission income	4,512	4,146	4,263	4,180	4,584
Fee and commission expense	(626)	(697)	(651)	(672)	(702)
Net fee and commission income	**3,886**	**3,449**	**3,612**	**3,508**	**3,882**
Trading income	10	465	245	(752)	(130)
Total operating revenues	**7,948**	**8,872**	**8,351**	**8,363**	**9,771**
Non-interest expense	(4,861)	(5,057)	(4,766)	(5,082)	(5,108)
Operating income	**3,087**	**3,815**	**3,585**	**3,281**	**4,663**
Other income and expenses, net	(23)	(850)	(352)	26	(229)
Monetary gain (loss)	(124)	(205)	(302)	(16)	(259)
Income before income tax and profit sharing	**2,940**	**2,760**	**2,931**	**3,291**	**4,175**
Current income tax and profit sharing	(220)	(103)	(221)	(86)	(196)
Deferred income tax and profit sharing	(733)	(677)	(748)	(997)	(1,311)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,987**	**1,980**	**1,962**	**2,208**	**2,668**
Share in net income (loss) of non-consolidated subsidiaries and associates	29	218	76	(41)	123
Income from ongoing operations	**2,016**	**2,198**	**2,038**	**2,167**	**2,791**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	(2,106)
Income before minority interest	**2,016**	**2,198**	**2,038**	**2,167**	**685**
Minority interest	(95)	(22)	(83)	(27)	(83)
Net income	**1,921**	**2,176**	**1,955**	**2,140**	**602**

BBVA Bancomer, S.A. and BBVA Bancomer Servicios, S.A. this past 3Q04 began compliance with new regulatory dispositions issued under the "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito" regulation issued by the Comisión Nacional Bancaria y de Valores (CNBV) July 23, 2004 relating to mortgage lending and repossessed assets. Following the Sixth Transitory Disposition, the financial effect of initiating compliance with such regulation has been registered in Retained Earnings in Shareholders' Equity, increasing reserves on repossessed assets and loan-loss provisions as follows:

Grupo Financiero BBVA Bancomer Millions of pesos Concept	Amount BBVA Bancomer, S.A.	BBVA Bancomer Servicios, S.A.
Repossessed Assets	1,002	164
Mortgage Portfolio	5,300	0
Total	**6,302**	**164**

In compliance with new regulation, losses related to BBVA Bancomer S.A.'s restructured loan portfolio subject to government debtor-support programs such as Punto Final and Rents have been recognized.

Had these items been recognized in current earnings instead of in retained earnings, the items which would have been affected are Loan-loss provisions and Other expenses for mortgages and repossessed assets, respectively.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30, 2004

Expressed in terms of purchasing power as of September 2004

Grupo Financiero BBVA Bancomer **Statement of changes in financial position** Millions of pesos	
Operating activity	
Income before minority interest	4,890
Plus (minus) charges (credits) to income not affecting cash	
Unrealized result from valuation at fair value	(898)
Loan-loss provisions	1,848
Depreciation and amortization	1,282
Deferred income taxes	3,056
Provisions for sundry liabilities	639
Share in results of non-consolidated subsidiaries and associates	(157)
	10,660
Decrease (increase) in operating related items	
Decrease (increase) in traditional deposits	(4,079)
Decrease in loan portfolio	(9,702)
Decrease (increase) in treasury transactions (investments in securities and trading with securities)	56,222
Decrease in transactions with derivatives for trading purposes	(207)
Increase in interbank loans and other loans	(22,230)
Funds generated by operating activities	**30,664**
Financing activity	
Outstanding subordinated debentures	(2,849)
Payment of cash dividends by AFORE Bancomer (minority equity)	(228)
Shareholders' equity	35
Minority interest in capital notes	(103)
Funds (used) generated by financing activities	**(3,145)**
Investment activity	
Fixed assets additions, net	(688)
Decrease in permanent equity investment	(4,014)
Decrease in repossessed assets	202
Other assets, liabilities, charges and deferred credits, net	7,689
Funds (used) generated by investment activities	**3,189**
Increase in cash and cash equivalents	30,708
Cash and cash equivalents at beginning of period	72,941
Cash and cash equivalents at end of period	**103,649**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO SEPTEMBER 30, 2004

Expressed in terms of purchasing power as of September 2004

Grupo Financiero BBVA Bancomer
Statement of changes in shareholders' equity
Millions of pesos

	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital			Earned capital								
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net income	Minority interest in subsidiaries	Minority interest in capital notes	Total share-holders' equity
Balances as of December 31, 2003	**8,132**	**35,788**	**6,637**	**7,142**	**(554)**			**(1,800)**	**7,896**	**527**	**5,797**	**69,565**
Entries related to shareholders' decisions												
Majority interest												
Transfer of 2003 income				7,896					(7,896)			0
Capitalization of effect of restatement	190	(1,593)	(296)	(542)				2,241				**0**
Transfer of result from valuation of securities for sale to result from holding non-monetary assets					400			(400)				0
Cancellation of reserves for repurchase of shares			(6,096)	6,096								**0**
Dividend payment by Afore Bancomer										(227)	0	(227)
Total	**190**	**(1,593)**	**(6,392)**	**13,450**	**400**			**1,841**	**(7,896)**	**(227)**	**0**	**(227)**
Entries related to recognition of aggregate income												
Net income									4,697	193		4,890
Monetary erosion of capital notes											(103)	(103)
Result from holding non-monetary assets								(103)				(103)
Unrealized result from valuation of securities for sale					154							154
Reclassification of result from translation of foreign operations												
Reclassification of monetary gain (loss) from securities for sale				(6,531)								(6,531)
Total				**(6,531)**	**154**			**(103)**	**4,697**	**193**	**(103)**	**(1,693)**
Balances as of September 30, 2004	**8,322**	**34,195**	**245**	**14,061**				**(62)**	**4,697**	**493**	**5,694**	**67,645**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of September 2004

BBVA Bancomer Banking Business Assets Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004
Cash and due from banks	83,985	72,852	83,543	77,648	103,623
Investments in securities	**102,940**	**126,718**	**99,779**	**120,983**	**71,928**
Securities for trading	53,304	81,028	55,113	61,824	27,592
Securities for sale	6,190	2,672	2,763	17,081	5,827
Securities held to maturity	43,446	43,018	41,903	42,078	38,509
Trading with securities and derivatives	**339**	**105**	**574**	**1,134**	**634**
Debtor balances under repurchase agreement transactions	284	75	238	222	69
Trading with financial securities and derivatives	40	29	326	900	565
Unassigned securities to be settled	15	1	10	12	0
Performing loans	**250,076**	**259,059**	**253,967**	**261,210**	**266,852**
Commercial loans	61,772	65,307	62,476	66,886	72,433
Financial institution loans	8,474	7,605	7,530	7,887	6,907
Consumer loans	24,197	25,928	27,340	30,983	35,153
Mortgage loans	38,606	38,010	37,243	37,001	36,776
Government loans	33,385	39,767	37,753	36,141	35,726
Fobaproa or IPAB loans	83,642	82,442	81,625	82,312	79,857
Non-performing loans	**9,807**	**6,645**	**6,159**	**5,387**	**4,671**
Commercial loans	2,547	1,318	1,277	786	510
Financial institution loans	2	2	2	2	2
Consumer loans	1,406	1,374	1,106	1,140	1,075
Mortgage loans	5,852	3,951	3,774	3,459	3,084
Total loans, gross	**259,883**	**265,704**	**260,126**	**266,597**	**271,523**
Loan-loss provisions	(11,738)	(9,744)	(9,234)	(8,701)	(13,052)
Total loans, net	**248,145**	**255,960**	**250,892**	**257,896**	**258,471**
Other receivables, net	6,428	7,554	6,574	12,584	14,821
Repossessed assets, net	3,111	2,688	2,622	2,554	1,311
Fixed assets, net	15,131	15,077	15,031	14,809	14,617
Permanent equity investments	2,060	2,555	2,528	2,497	2,525
Deferred taxes, net	23,251	22,805	21,880	21,071	19,573
Other assets	**2,837**	**2,989**	**2,922**	**2,855**	**2,771**
Goodwill	1,668	1,644	1,619	1,596	1,571
Other assets, deferred charges and intangibles	1,169	1,345	1,303	1,259	1,200
TOTAL ASSETS	**488,227**	**509,303**	**486,345**	**514,031**	**490,274**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of September 2004

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004
Traditional deposits	**336,842**	**374,264**	**355,040**	**373,992**	**370,162**
Demand deposits	154,280	185,557	174,981	185,492	183,863
Time deposits	182,562	188,707	180,059	188,500	186,299
Interbank and other loans	**62,219**	**58,641**	**49,640**	**60,355**	**36,411**
Loans on demand	7,836	12,739	0	26,364	9,388
Short-term loans	38,512	32,649	35,214	17,717	11,363
Long-term loans	15,871	13,253	14,426	16,274	15,660
Trading with securities and derivatives	**1,743**	**2,070**	**2,906**	**4,022**	**2,756**
Creditor balances under repurchase agreement transactions	263	418	238	140	81
Securities to be delivered in loan transactions	1,149	932	890	2,777	2,293
Trading with financial securities and derivatives	319	720	1,770	1,086	382
Unassigned securities to be settled	12	0	8	19	0
Other payables	**22,610**	**7,798**	**10,547**	**8,234**	**22,287**
Income tax and profit sharing, payable	508	555	707	258	431
Sundry debtors and other payables	22,102	7,243	9,840	7,976	21,856
Outstanding subordinated debentures	**5,694**	**5,501**	**5,252**	**2,547**	**2,652**
Deferred credits	**47**	**39**	**48**	**51**	**43**
Other deferred credits	47	39	48	51	43
TOTAL LIABILITIES	**429,155**	**448,313**	**423,433**	**449,201**	**434,311**
Paid-in capital	**33,460**	**33,460**	**33,460**	**34,352**	**32,544**
Capital stock	17,503	17,502	17,503	19,105	17,297
Additional paid-in capital	15,957	15,958	15,957	15,247	15,247
Earned capital	**19,328**	**21,206**	**23,173**	**23,998**	**17,233**
Capital reserves	4,464	4,464	4,464	4,988	4,989
Retained earnings	9,691	9,691	17,141	15,836	8,417
Unrealized result from valuation of for-sale securities	(249)	(553)	(418)	(743)	(489)
Result from translation of foreign operations	0	0	0	0	0
Effect of equity restatement	0	0	0	0	0
Result from holding non-monetary assets	70	155	95	60	27
Net income	5,352	7,449	1,891	3,857	4,289
Total majority shareholders' equity	**52,788**	**54,666**	**56,633**	**58,350**	**49,777**
Minority interest in subsidiaries	506	527	610	638	492
Minority interest in capital notes	5,778	5,797	5,669	5,842	5,694
TOTAL SHAREHOLDERS' EQUITY	**59,072**	**60,990**	**62,912**	**64,830**	**55,963**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**488,227**	**509,303**	**486,345**	**514,031**	**490,274**

BANKING BUSINESS AND SUBSIDIARIES

BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of September 2004

BBVA Bancomer Banking Business **Memorandum accounts** Millions of pesos	
FINANCIAL GROUP'S OWN TRANSACTIONS	
Guarantees granted	13
Other contingent liabilities	1,537
Irrevocable lines of credit granted	15,008
Assets in trust or under mandate	413,622
Assets in custody or under administration	73,636
Amounts committed in transactions with Fobaproa/IPAB	16,586
Investment banking transactions on behalf of third parties, net	59,929
	580,331
Repurchase agreement transactions	**(12)**
Securities receivable under resale agreements	97,827
(Less) Resale transactions	(97,872)
Repurchase transactions	44,294
(Less) Securities deliverable under repurchase agreements	(44,261)

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of September 2004

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	103,623	9
Investments in securities	**70,336**	**1,592**
Securities for trading	26,155	1,437
Securities for sale	5,672	155
Securities held to maturity	38,509	0
Trading with securities and derivatives	**636**	**2**
Debtor balances under repurchase agreement transactions	70	2
Trading with financial securities and derivatives	566	0
Unassigned securities to be settled	0	0
Performing loans	**266,852**	**0**
Commercial loans	72,433	0
Financial institution loans	6,907	0
Consumer loans	35,153	0
Mortgage loans	36,776	0
Government loans	35,726	0
Fobaproa or IPAB loans	79,857	0
Non-performing loans	**4,671**	**0**
Commercial loans	510	0
Financial institution loans	2	0
Consumer loans	1,075	0
Mortgage loans	3,084	0
Total loans, gross	**271,523**	**0**
Loan-loss provisions	(13,052)	0
Total loans, net	**258,471**	**0**
Other receivables, net	14,747	395
Repossessed assets, net	1,284	27
Fixed assets, net	14,554	63
Permanent equity investments	2,496	29
Deferred taxes, net	17,610	1,962
Other assets	**2,771**	**0**
Goodwill	1,571	0
Other assets, deferred charges and intangibles	1,200	0
TOTAL ASSETS	**486,528**	**4,079**
Traditional deposits	**370,171**	**0**
Demand deposits	183,872	0
Time deposits	186,299	0
Interbank and other loans	**36,411**	**0**
Loans on demand	9,388	0
Short-term loans	11,363	0
Long-term loans	15,660	0
Trading with securities and derivatives	**2,758**	**1**
Creditor balances under repurchase agreement transactions	83	1
Securities to be delivered in loan transactions	2,293	0
Trading with financial securities and derivatives	382	0
Unassigned securities to be settled	0	0
Other payables	**22,461**	**146**
Income tax and profit sharing, payable	431	0
Sundry debtors and other payables	22,030	146
Outstanding subordinated debentures	**2,652**	**0**
Deferred credits	**25**	**18**
TOTAL LIABILITIES	**434,478**	**165**
Paid-in capital	**29,720**	**2,824**
Capital stock	14,497	2,800
Additional paid-in capital	15,223	24
Earned capital	**16,144**	**1,090**
Capital reserves	4,432	557
Retained earnings	8,580	(163)
Unrealized result from valuation of for-sale securities	(489)	0
Result from holding non-monetary assets	30	(2)
Net income	3,591	698
Total majority shareholders' equity	**45,864**	**3,914**
Minority interest in subsidiaries	492	0
Minority interest in capital notes	5,694	0
TOTAL SHAREHOLDERS' EQUITY	**52,050**	**3,914**

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of September 2004

BBVA Bancomer Banking Business Income statement Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Interest income	11,340	12,505	12,158	12,437	12,740
Interest expense	(6,202)	(6,951)	(6,758)	(6,253)	(6,319)
Net interest income before monetary gain (loss)	**5,138**	**5,554**	**5,400**	**6,184**	**6,421**
Monetary gain (loss)	36	35	(54)	(5)	(17)
Net interest income	**5,174**	**5,589**	**5,346**	**6,179**	**6,404**
Loan-loss provisions	(1,131)	(621)	(847)	(608)	(393)
Net interest income after loan-loss provisions	**4,043**	**4,968**	**4,499**	**5,571**	**6,011**
Non-interest income	**3,712**	**3,753**	**3,684**	**2,596**	**3,615**
Fee and commission income	4,345	3,995	4,105	4,015	4,455
Fee and commission expense	(633)	(703)	(665)	(669)	(712)
Net fee and commission income	**3,712**	**3,292**	**3,440**	**3,346**	**3,743**
Trading income	0	461	244	(750)	(128)
Total operating revenues	**7,755**	**8,721**	**8,183**	**8,167**	**9,626**
Non-interest expense	(4,769)	(4,982)	(4,693)	(5,018)	(5,016)
Operating income	**2,986**	**3,739**	**3,490**	**3,149**	**4,610**
Other income and expenses, net	(22)	(826)	(324)	24	(207)
Monetary gain (loss)	(115)	(191)	(289)	(14)	(258)
Income before income tax and profit sharing	**2,849**	**2,722**	**2,877**	**3,159**	**4,145**
Current income tax and profit sharing	(217)	(88)	(201)	(69)	(183)
Deferred income tax and profit sharing	(696)	(663)	(726)	(976)	(1,295)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,936**	**1,971**	**1,950**	**2,114**	**2,667**
Share in net income (loss) of non-consolidated subsidiaries and associates	(59)	148	24	(121)	9
Income from ongoing operations	**1,877**	**2,119**	**1,974**	**1,993**	**2,676**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	(2,161)
Income before minority interest	**1,877**	**2,119**	**1,974**	**1,993**	**515**
Minority interest	(95)	(22)	(83)	(27)	(83)
Net income	**1,782**	**2,097**	**1,891**	**1,966**	**432**

BBVA Bancomer, S.A. and BBVA Bancomer Servicios, S.A. this past 3Q04 began compliance with new regulatory dispositions issued under the "Disposiciones de carácter general aplicables a la metodología de la calificación de la cartera crediticia de las instituciones de crédito" regulation issued by the Comisión Nacional Bancaria y de Valores (CNBV) July 23, 2004 relating to mortgage lending and repossessed assets. Following the Sixth Transitory Disposition, the financial effect of initiating compliance with such regulation has been registered in Retained Earnings in Shareholders' Equity, increasing reserves on repossessed assets and loan-loss provisions as follows:

Grupo Financiero BBVA Bancomer Millions of pesos Concept	Amount BBVA Bancomer, S.A.	BBVA Bancomer Servicios, S.A.
Repossessed Assets	1,002	164
Mortgage Portfolio	5,300	0
Total	**6,302**	**164**

In compliance with new regulation, losses related to BBVA Bancomer S.A.'s restructured loan portfolio subject to government debtor-support programs such as Punto Final and Rents have been recognized.

Had these items been recognized in current earnings instead of in retained earnings, the items which would have been affected are Loan-loss provisions and Other expenses for mortgages and repossessed assets, respectively.

Appendix

1. Transactions with Securities and Derivatives

1.1 Repurchase Transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	111,832	4,560	**116,392**
Receivables	(111,913)	(4,560)	**(116,473)**
Deliverable securities	(60,426)	(2,400)	**(62,826)**
Payables	60,495	2,400	**62,895**

1.2 Derivative Transactions

For Trading Purposes

Futures*		
Underlying	Buy	Sell
USD	270	4,112
Euro	-	-
MXN	633	-
JY	-	-
T BILL	-	5,340
M10	-	-
TIIE	19,818	228,176
Cetes	400	600
IPC	21	24
Note M10	37	69
Stocks	-	2

Forwards		
Underlying	Buy	Sell
USD *	68,067	96,164
Other currencies	-	-
Stocks	4	-
TIIE **	-	-
Libor **	22,777	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	1,286	1,253	740	1,537
ADRs	-	83	-	-
Stocks	-	-	-	-
IPC	305	306	16	2
Warrant (IPC)	354	147	-	-
Warrant (Stocks)	117	-	-	-
Interest rate	730	-	-	-
Futures options	-	-	-	-
Swaption	-	-	-	-

FX Swaps*		
Currency	Receivable	Deliverable
MXN	17,725	26,049
USD	35,335	19,662
UDI	1,791	8,373
JPY	860	860
Euro	-	353

Interest rate swaps**	
MXN	369,874
USD	17,657
UDI	-

Stock swaps	
Stocks	5

* *Contract amount in millions of pesos*

** *Reference amount in millions of pesos*

For Hedging Purposes

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	75	-	-

	FX Swaps *	
Currency	Receivable	Deliverable
MXN	21,225	-
USD	215	21,541
JPY	-	84
Euro	-	1,064

Interest rate swaps **	
MXN	26,500
USD	-
UDI	97

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading Securities

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	3Q 2003	2Q 2004	3Q 2004
1 day VaR	112	211	79
10 day VaR	349	655	246

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	83	263
Equities	4	11
Foreign exchange	13	42
Total	**79**	**246**

2.2 For-Sale Securities

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	3Q 2003	2Q 2004	3Q 2004
1 day VaR	56	14	8
10 day VaR	149	35	25

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	4	17
Equities	7	22
Total	**8**	**25**

3. Trading Income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 9M04 from valuation	Income 9M04 from trading	TOTAL
Investments in securities	**(31)**	**(1,079)**	**(1,110)**
Equities	(25)	60	**35**
Fixed income	(6)	(1,139)	**(1,145)**
Repurchase transactions	**252**	(74)	**178**
Derivative transactions	676	(915)	**(239)**
Total	**897**	**(2,068)**	**(1,171)**

4. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Local currency	**51,089**	**49,566**	**35,746**	**44,426**	**22,006**
Rate	4.6%	5.6%	6.0%	6.4%	6.6%
Foreign currency	**11,130**	**9,075**	**13,894**	**15,929**	**14,405**
Rate	4.0%	4.2%	3.5%	3.2%	2.8%
Total	**62,219**	**58,641**	**49,640**	**60,355**	**36,411**
Rate	4.5%	5.4%	5.4%	5.4%	5.1%

5. Capitalization

BBVA Bancomer Banking Business Risk-weighted assets Millions of pesos	Banking business		Bancomer		Bancomer Servicios	
	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required
Credit risk-weighted assets	**199,175**	**15,934**	**197,608**	**15,809**	**1,567**	**125**
Group I (weighted at 0%)						
Group II (weighted at 20%)	17,206	1,376	16,915	1,353	291	23
Group III (weighted at 100%)	181,969	14,558	180,693	14,456	1,276	102
Market risk-weighted assets	**74,761**	**5,981**	**74,622**	**5,970**	**139**	**11**
Local currency and nominal rate transactions	54,669	4,373	54,530	4,362	139	11
Local currency and real rate transactions or in UDIs	2,499	200	2,499	200		
Foreign currency and nominal rate transactions	12,882	1,031	12,882	1,031		
Positions in UDIS or yield indexed to INPC	4	0	4	0		
Positions in foreign currencies or yield indexed to exchange rate	2,938	235	2,938	235		
Positions in equity or yield indexed to stock prices	1,769	142	1,769	142		
Total credit and market risk	**273,936**	**21,915**	**272,230**	**21,779**	**1,706**	**136**

BBVA Bancomer Banking Business Net capital Millions of pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 capital	**34,341**	**31,797**	**2,544**
Shareholders' equity	49,778	45,864	3,914
Subordinated debentures and capitalization securities	4,147	4,147	0
Deductions for investments in subordinated securities			
Deductions for investments in equity in financial entities	(4,126)	(4,112)	(14)
Deductions for investments in equity in non-financial entities	(1,800)	(1,645)	(155)
Deductions for financing granted to purchase equity of the Bank or other entities of the Group			
Deductions for deferred taxes	(11,092)	(9,891)	(1,201)
Organizational expenses and other intangibles	(2,566)	(2,566)	0
Other assets	0	0	0
Tier 2 capital	**4,715**	**4,715**	**0**
Debentures and capitalization securities	2,547	2,547	0
General loan-loss reserves	2,168	2,168	0
Deductions for subordinated securities			
Net capital	**39,056**	**36,512**	**2,544**

6. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance Sep-04	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
Interest accrued	152		
Total	**2,652**		

7. Debt Ratings

BBVA Bancomer Debt ratings	Long-term			Short-term		
	Pesos	Foreign currency	National scale	Pesos	Foreign currency	National scale
Standard & Poor's	BBB+	BBB-	N.A.	A-2	A-3	N.A.
Moody's	A1	A3*	Aaa.mx	P-1	P-2	MX-1
Fitch	BBB+	BBB-	AAA (mex)	F2	F3	F1+ (mex)

** Bond rating.*

8. GFBB stake in subsidiaries

Grupo Financiero BBVA Bancomer Equity stake	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

Contacts

Yvonne Ochoa Rosellini
Ildefonso Buendía Pérez
Tel. (5255) 5621-5875/5679
Fax. (5255) 5621-6161 Ext 17119
www.bancomer.com
investor_relations@bancomer.com